
11007747

United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 10-K

[X] **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended March 31, 2011

[ ] **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ________ to ________

Commission File Number: 0-52517

DELANCO BANCORP, INC.
(Name of small business issuer in its charter)

United States
(State or other jurisdiction of incorporation or organization)

36-4519533
(I.R.S. Employer Identification No.)

615 Burlington Avenue, Delanco, New Jersey
(Address of principal executive offices)

08075
(Zip Code)

Issuer's telephone number: (856) 461-0611
Securities registered under Section 12(b) of the Exchange Act: None
Securities registered under Section 12(g) of the Exchange Act:

Common Stock, par value $0.01 per share
(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ____ No X

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ____ No X

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No ___

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ____ No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. X

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "accelerated filer," "large accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ]
Non-accelerated filer [ ] (Do not check if a smaller reporting company)
Accelerated filer [ ]
Smaller reporting company [X]

Indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Act). Yes ____ No X

The aggregate market value of the voting and non-voting common equity held by non-affiliates as of September 30, 2010 was approximately $5.7 million.

The number of shares outstanding of the registrant's common stock as of June 30, 2011 was 1,634,725.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the 2011 Annual Meeting of Stockholders are incorporated by reference in Part III of this Form 10-K.

INDEX

Part I

		Page
Item 1.	Business	1
Item 1A.	Risk Factors	13
Item 1B.	Unresolved Staff Comments	18
Item 2.	Properties	18
Item 3.	Legal Proceedings	18
Item 4.	[Removed and Reserved]	18

Part II

Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	18
Item 6.	Selected Financial Data	19
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	20
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	33
Item 8.	Financial Statements and Supplementary Data	33
Item 9.	Changes in and Disagreements With Accountants on Accounting and Financial Disclosure	33
Item 9A.	Controls and Procedures	34
Item 9B.	Other Information	34

Part III

Item 10.	Directors, Executive Officers and Corporate Governance	35
Item 11.	Executive Compensation	36
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	36
Item 13.	Certain Relationships and Related Transactions, and Director Independence	36
Item 14.	Principal Accounting Fees and Services	36

Part IV

Item 15.	Exhibits and Financial Statement Schedules	37

SIGNATURES

This report contains certain "forward-looking statements" within the meaning of the federal securities laws that are based on assumptions and may describe future plans, strategies and expectations of Delanco Bancorp, Inc. (the "Company"), Delanco MHC and Delanco Federal Savings Bank. These forward-looking statements are generally identified by terms such as "expects," "believes," "anticipates," "intends," "estimates," "projects" and similar expressions.

Management's ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse effect on the operations of Delanco Bancorp and its subsidiaries include, but are not limited to, the following: interest rate trends; the general economic climate in the market area in which we operate, as well as nationwide; our ability to control costs and expenses; competitive products and pricing; loan delinquency rates and changes in federal and state legislation and regulation. Additional factors that may affect our results are discussed in this Annual Report on Form 10-K under "Item 1A—Risk Factors." These risks and uncertainties should be considered in evaluating the forward-looking statements and undue reliance should not be placed on such statements. We assume no obligation to update any forward-looking statements.

PART I

ITEM 1. BUSINESS

General

Delanco Bancorp, Inc. was organized in 2002 as a federal corporation at the direction of Delanco Federal Savings Bank, in connection with the reorganization of the Bank from the mutual form of organization to the mutual holding company form of organization. On March 30, 2007, Delanco Bancorp completed a minority stock offering.

Delanco Bancorp's business activity is the ownership of the outstanding capital stock of Delanco Federal Savings Bank. Delanco Bancorp does not own or lease any property but instead uses the premises, equipment and other property of Delanco Federal Savings Bank with the payment of appropriate rental fees, as required by applicable law and regulations, under the terms of an expense allocation agreement. In the future, Delanco Bancorp may acquire or organize other operating subsidiaries; however, there are no current plans, arrangements, agreements or understandings, written or oral, to do so.

Delanco Federal Savings Bank operates as a community-oriented financial institution offering traditional financial services to consumers and businesses in our market area. We attract deposits from the general public and use those funds to originate a variety of consumer and business loans.

Our website address is www.delancofsb.com. Information on our website should not be considered a part of this report.

Market Area

We are headquartered in Delanco Township, New Jersey. In addition to our main office, we operate a full-service branch office in Cinnaminson, New Jersey. Delanco and Cinnaminson are in western Burlington County, New Jersey, across the Delaware River from northeastern Philadelphia. Historically, substantially all of our loans were made to borrowers who resided within approximately ten miles of our main office. Beginning in 2005, we expanded our lending area to all of Pennsylvania and New Jersey, with a focus on Philadelphia and southwestern New Jersey. During 2009, we refocused our lending to southwestern New Jersey.

Competition

We face significant competition for the attraction of deposits and origination of loans. Our most direct competition for deposits has historically come from the many financial institutions operating in our market area and, to a lesser extent, from other financial service companies such as brokerage firms, credit unions and insurance companies. Several large holding companies operate banks in our market area, including Bank of America, Wells Fargo & Company (formerly known as Wachovia), TD Bank and PNC Bank. These institutions are significantly larger than us and, therefore, have significantly greater resources. We also face competition for customers' funds from money market funds, mutual funds and other corporate and government securities. At June 30, 2010, which is the most recent date for which data is available from the FDIC, we held 1.58% of the deposits in Burlington County, New Jersey.

Our competition for loans comes primarily from financial institutions in our market area and, to a lesser extent, from other financial service providers, such as mortgage companies and mortgage brokers. Competition for loans also comes from non-depository financial service companies, such as insurance companies, securities companies and specialty finance companies.

We expect competition to remain intense in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Technological advances, for example, have lowered barriers to entry, allowed banks to expand their geographic reach by providing services over the Internet and made it possible for non-depository institutions to offer products and services that traditionally have been provided by banks. Federal law permits affiliation among banks, securities firms and insurance companies, which promotes a competitive environment in the financial services industry. Competition for deposits and the origination of loans could limit our growth in the future.

Lending Activities

One- to Four-Family Residential Loans. We offer three types of residential mortgage loans: fixed-rate loans, balloon loans and adjustable-rate loans. We offer fixed-rate mortgage loans with terms of 15, 20 or 30 years and balloon mortgage loans with terms of five, ten or 15 years. We offer adjustable-rate mortgage loans with interest rates and payments that adjust annually after an initial fixed period of one or three years. Interest rates and payments on our adjustable-rate loans generally are adjusted to a rate equal to a percentage above the one year U.S. Treasury index. The maximum amount by which the interest rate may be increased or decreased is generally 2% per adjustment period and the lifetime interest rate cap is generally 6.0% over the initial interest rate of the loan. We generally retain all of the mortgage loans that we originate, although from time to time we have sold some of the 30-year, fixed-rate mortgage loans that we originated. If we choose to sell any mortgages in the future, it would be with the servicing of the loans retained by the Bank.

Borrower demand for adjustable-rate or balloon loans compared to fixed-rate loans is a function of the level of interest rates, the expectations of changes in the level of interest rates, and the difference between the interest rates and loan fees offered for fixed-rate mortgage loans as compared to the interest rates and loan fees for adjustable-rate or balloon loans. The relative amount of fixed-rate, balloon and adjustable-rate mortgage loans that can be originated at any time is largely determined by the demand for each in a competitive environment. The loan fees, interest rates and other provisions of mortgage loans are determined by us on the basis of our own pricing criteria and competitive market conditions.

While one- to four-family residential real estate loans are normally originated with up to 30-year terms, such loans typically remain outstanding for substantially shorter periods because borrowers often prepay their loans in full either upon sale of the property pledged as security or upon refinancing the original loan. Therefore, average loan maturity is a function of, among other factors, the level of purchase and sale activity in the real estate market, prevailing interest rates and the interest rates payable on outstanding loans. We do not offer loans with negative amortization and generally do not offer interest only loans.

We will make loans with loan-to-value ratios up to 95%; however, we require private mortgage insurance for loans with a loan-to-value ratio over 80%. We require all properties securing mortgage loans to be appraised by a board-approved independent appraiser. We generally require title insurance on all first mortgage loans. Borrowers must obtain hazard insurance, and flood insurance is required for loans on properties located in a flood zone.

Construction Loans. We originate loans to individuals and, to a lesser extent, builders to finance the construction of residential dwellings. We also make construction loans for small commercial development projects. Our construction loans generally provide for the payment of interest only during the construction phase, which are usually nine months for residential properties and 12 months for commercial properties. Loans generally can be made with a maximum loan to value ratio of 90% on residential construction and 80% on commercial construction, based on appraised value as if complete. Before making a commitment to fund a construction loan, we require an appraisal of the property by an independent licensed appraiser. We also will require an inspection of the property before disbursement of funds during the term of the construction loan.

Commercial and Multi-Family Real Estate Loans. We offer fixed- and adjustable-rate mortgage loans secured by a variety of commercial and multi-family real estate, such as small office buildings, warehouses, retail properties and small apartment buildings. We originate a variety of fixed- and adjustable-rate commercial real estate and multi-family real estate loans generally for terms up to 5-7 years and payments based on an amortization schedule of up to 25 years. Adjustable-rate loans are typically based on the Prime Rate. Loans are secured by first mortgages, and amounts generally do not exceed 80% of the property's appraised value.

On March 17, 2010, Delanco Federal Savings Bank consented to the issuance of a Cease and Desist Order (the "Order") promulgated by the OTS. The Order imposes certain restrictions on the operations of the Bank, including limiting the Bank's ability to engage in commercial lending, including construction loans to builders for residential and commercial properties, without prior written non-objection from the OTS. See *"Regulation and Supervision-Cease and Desist Order"* for a detailed description of the Order.

Commercial Loans. We offer commercial business loans to professionals, sole proprietorships and small businesses in our market area. We offer installment loans for capital improvements, equipment acquisition and long-term working capital. These loans are secured by business assets other than real estate, such as business equipment and inventory, or are backed by the personal guarantee of the borrower. We originate lines of credit to finance the working capital needs of businesses to be repaid by seasonal cash flows or to provide a period of time during which the business can borrow funds for planned equipment purchases. We also offer accounts receivable lines of credit.

When making commercial business loans, we consider the financial statements of the borrower, the borrower's payment history of both corporate and personal debt, the debt service capabilities of the borrower, the projected cash flows of the business, the viability of the industry in which the customer operates and the value of the collateral.

Consumer Loans. Our consumer loans consist primarily of home equity loans and lines of credit. We occasionally make loans secured by passbook or certificate accounts and automobile loans.

We offer home equity loans with a maximum combined loan to value ratio of 80% or less. Home equity lines of credit have adjustable rates of interest that are indexed to the Prime Rate as published by *The Wall Street Journal*. Home equity loans have fixed interest rates and terms that typically range from five to 15 years. Some of our home equity loans are originated as five-year balloon loans with monthly payments based on a 20- to 30-year amortization schedule.

The procedures for underwriting consumer loans include an assessment of the applicant's payment history on other debts and ability to meet existing obligations and payments on the proposed loan. Although the applicant's creditworthiness is a primary consideration, the underwriting process also includes a comparison of the value of the collateral, if any, to the proposed loan amount.

Loan Underwriting Risks.

Adjustable-Rate Loans. While we anticipate that adjustable-rate loans will better offset the adverse effects of an increase in interest rates as compared to fixed-rate mortgages, an increased monthly mortgage payment required of adjustable-rate loan borrowers in a rising interest rate environment could cause an increase in delinquencies and defaults. The marketability of the underlying property also may be adversely affected in a high interest rate environment. In addition, although adjustable-rate mortgage loans make our asset base more responsive to changes in interest rates, the extent of this interest sensitivity is limited by the annual and lifetime interest rate adjustment limits.

Construction Loans. Construction financing is generally considered to involve a higher degree of risk of loss than long-term financing on improved, occupied real estate. Risk of loss on a construction loan depends largely upon the accuracy of the initial estimate of the property's value at completion of construction and the estimated cost (including interest) of construction. During the construction phase, a number of factors could result in delays and cost overruns. If the estimate of construction costs proves to be inaccurate, we may be required to advance funds beyond the amount originally committed to permit completion of the building. If the estimate of value proves to be inaccurate, we may be confronted, at or before the maturity of the loan, with a building having a value which is insufficient to assure full repayment. If we are forced to foreclose on a building before or at completion due to a default, there can be no assurance that we will be able to recover all of the unpaid balance of, and accrued interest on, the loan as well as related foreclosure and holding costs.

Commercial and Multi-Family Real Estate Loans. Loans secured by commercial and multi-family real estate generally have larger balances and involve a greater degree of risk than one- to four-family residential mortgage loans. Of primary concern in commercial and multi-family real estate lending is the borrower's creditworthiness and the feasibility and cash flow potential of the project. Payments on loans secured by income properties often depend on successful operation and management of the properties. As a result, repayment of such loans may be subject to a greater extent than residential real estate loans, to adverse conditions in the real estate market or the economy. To monitor cash flows on income properties, we require borrowers and loan guarantors, if any, to provide annual financial statements on commercial and multi-family real estate loans. In reaching a decision on whether to make a commercial or multi-family real estate loan, we consider and review a global cash flow analysis of the borrower and consider the net operating income of the property, the borrower's expertise, credit history and profitability and the value of the underlying property. We have generally required that the properties securing these real estate loans have debt service coverage ratios (the ratio of earnings before debt service to debt service) of at least 1.25. An environmental survey or environmental risk insurance is obtained when the possibility exists that hazardous materials may have existed on the site, or the site may have been impacted by adjoining properties that handled hazardous materials.

Commercial Loans. Unlike residential mortgage loans, which generally are made on the basis of the borrower's ability to make repayment from his or her employment or other income, and which are secured by real property whose value tends to be more easily ascertainable, commercial loans are of higher risk and typically are made on the basis of the borrower's ability to make repayment from the cash flow of the borrower's business. As a result, the availability of funds for the repayment of commercial loans may depend substantially on the success of the business itself. Further, any collateral securing such loans may depreciate over time, may be difficult to appraise and may fluctuate in value.

Consumer Loans. Consumer loans may entail greater risk than do residential mortgage loans, particularly in the case of consumer loans that are unsecured or secured by assets that depreciate rapidly, such as motor vehicles. In the latter case, repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan and a small remaining deficiency often does not warrant further substantial collection efforts against the borrower. Consumer loan collections depend on the borrower's continuing financial stability, and therefore are likely to be adversely affected by various factors, including job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount that can be recovered on such loans.

Loan Originations, Purchases and Sales. Loan originations come from a number of sources. The primary sources of loan originations are existing customers, walk-in traffic, advertising and referrals from customers.

From time to time, we will purchase participations in loans from the Thrift Institutions Community Investment Corporation of New Jersey to supplement our lending portfolio. Loan participations totaled $1.1 million at March 31, 2011. Loan participations are also subject to the same credit analysis and loan approvals as loans we originate. We are permitted to review all of the documentation relating to any loan in which we participate. However, in a purchased participation loan, we do not service the loan and thus are subject to the policies and practices of the lead lender with regard to monitoring delinquencies, pursuing collections and instituting foreclosure proceedings.

In the past, we have sold some of the 30-year fixed rate loans that we originated to the Federal Home Loan Bank of New York for interest risk management purposes. In recent periods we have retained all of the loans that we have originated. We may sell loans from time to time in the future to help manage our asset/liability mix and limit our interest rate risk. It would be the intent of the Bank to retain the servicing on any loans sold.

Loan Approval Procedures and Authority. Our lending activities follow written, non-discriminatory, underwriting standards and loan origination procedures established by our board of directors and management. The board of directors has granted loan approval authority to certain officers or groups of officers up to prescribed limits, based on the officer's experience and tenure. All loans over $500,000 must be approved by the loan committee of the board of directors or the full board, depending on the size.

Loans to One Borrower. The maximum amount that we may lend to one borrower and the borrower's related entities is limited, by regulation, to generally 15% of our stated capital and reserves. At March 31, 2011, our regulatory limit on loans to one borrower was $2.0 million. At that date, our largest lending relationship was $1.2 million and was secured by residential investment real estate. This loan was performing in accordance with its modified terms at March 31, 2011.

Loan Commitments. We issue commitments for fixed- and adjustable-rate mortgage loans conditioned upon the occurrence of certain events. Commitments to originate mortgage loans are legally binding agreements to lend to our customers. Generally, our loan commitments expire after 60 days.

Investment Activities

We have legal authority to invest in various types of liquid assets, including U.S. Treasury obligations, securities of various federal agencies and of state and municipal governments, mortgage-backed securities and certificates of deposit of federally insured institutions. Within certain regulatory limits, we also may invest a portion of our assets in corporate securities and mutual funds. We also are required to maintain an investment in Federal Home Loan Bank of New York stock.

At March 31, 2011, our investment portfolio totaled $15.9 million, or 11.7% of total assets, and consisted primarily of mortgage-backed securities and debt securities of government sponsored enterprises.

Our investment objectives are to provide and maintain liquidity, to establish an acceptable level of interest rate and credit risk, to provide an alternate source of low-risk investments when demand for loans is weak and to generate a favorable return. Our board of directors has the overall responsibility for the investment portfolio, including approval of our investment policy. The Asset/Liability Committee is responsible for implementation of the investment policy and monitoring our investment performance. Our board of directors reviews the status of our investment portfolio on a monthly basis, or more frequently if warranted.

Deposit Activities and Other Sources of Funds

General. Deposits, borrowings and loan repayments are the major sources of our funds for lending and other investment purposes. Scheduled loan repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are significantly influenced by general interest rates and money market conditions.

Deposit Accounts. Substantially all of our depositors are residents of New Jersey. Deposits are attracted from within our market area through the offering of a broad selection of deposit instruments, including non-interest-bearing demand deposits (such as checking accounts), interest-bearing demand accounts (such as NOW and money market accounts), savings accounts and certificates of deposit. In addition to accounts for individuals, we also offer commercial checking accounts designed for the businesses operating in our market area. We do not have any brokered deposits. From time to time we promote various accounts in an effort to increase deposits.

Deposit account terms vary according to the minimum balance required, the time periods the funds must remain on deposit and the interest rate, among other factors. In determining the terms of our deposit accounts, we consider the rates offered by our competition, our liquidity needs, profitability to us, and customer preferences and concerns. We generally review our deposit mix and pricing bi-weekly. Our deposit pricing strategy has generally been to offer competitive rates and to be towards the top of the local market for rates on all types of deposit products.

Borrowings. We have the ability to utilize advances from the Federal Home Loan Bank of New York, Atlantic Central Bankers Bank and The Federal Reserve Bank of Philadelphia to supplement our investable funds.

The Federal Home Loan Bank functions as a central reserve bank providing credit for member financial institutions. As a member, we are required to own capital stock in the Federal Home Loan Bank and are authorized to apply for advances on the security of such stock and certain of our mortgage loans and other assets (principally securities which are obligations of, or guaranteed by, the United States), provided certain standards related to creditworthiness have been met. Advances are made under several different programs, each having its own interest rate and range of maturities. Depending on the program, limitations on the amount of advances are based either on a fixed percentage of an institution's net worth or on the Federal Home Loan Bank's assessment of the institution's creditworthiness. Atlantic Central Bankers Bank provides correspondent banking services, both credit and non credit, to financial institutions in the Mid-Atlantic region. As a member, we are required to own capital stock in Atlantic Central Bankers Bank and are authorized to apply for advances under an unsecured line of credit. The Federal Reserve Bank of Philadelphia functions as a central reserve bank providing credit for member financial institutions. We are authorized to apply for advances on the security of such stock and certain of our mortgage loans and other assets (principally securities which are obligations of, or guaranteed by, the United States), provided certain standards related to creditworthiness have been met.

Personnel

As of March 31, 2011, we had 26 full-time equivalent employees, none of whom is represented by a collective bargaining unit. We believe our relationship with our employees is good.

Subsidiaries

The only subsidiary of Delanco Bancorp is Delanco Federal Savings Bank. Delanco Federal Savings Bank does not have any active subsidiaries.

Regulation and Supervision

General

Delanco Federal Savings Bank is subject to extensive regulation, examination and supervision by the OTS, as its primary federal regulator, and the Federal Deposit Insurance Corporation, as its deposits insurer. Delanco Federal Savings Bank is a member of the Federal Home Loan Bank System and its deposit accounts are insured up to applicable limits by the Deposit Insurance Fund managed by the Federal Deposit Insurance Corporation. Delanco Federal Savings Bank must file reports with the OTS and the Federal Deposit Insurance Corporation concerning its activities and financial condition in addition to obtaining regulatory approvals before entering into certain transactions such as mergers with, or acquisitions of, other financial institutions. There are periodic examinations by the OTS and, under certain circumstances, the Federal Deposit Insurance Corporation to evaluate Delanco Federal Savings Bank's safety and soundness and compliance with various regulatory requirements. This regulatory structure is intended primarily for the protection of the insurance fund and depositors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Any change in such policies, whether by the OTS, the Federal Deposit Insurance Corporation or Congress, could have a material adverse impact on Delanco Bancorp, Delanco MHC and Delanco Federal Savings Bank and their operations. Delanco Bancorp and Delanco MHC, as savings and loan holding companies, are required to file certain reports which are subject to examination by, and otherwise must comply with the rules and regulations of the OTS.

Certain of the regulatory requirements that are or will be applicable to Delanco Federal Savings Bank, Delanco Bancorp and Delanco MHC are described below. This description of statutes and regulations is not intended to be a complete explanation of such statutes and regulations and their effects on Delanco Federal Savings Bank, Delanco Bancorp and Delanco MHC and is qualified in its entirety by reference to the actual statutes and regulations.

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act') made extensive changes in the regulation of federal savings banks such the Bank. Under the Dodd-Frank Act, the Office of Thrift Supervision will be eliminated. Responsibility for the supervision and regulation of federal savings banks will be transferred to the Office of the Comptroller of the Currency, which is the agency that is currently primarily responsible for the regulation and supervision of national banks. The Office of the Comptroller of the Currency will assume responsibility for implementing and enforcing many of the laws and regulations applicable to federal savings banks. The transfer of regulatory functions will take place over a transition period of up to one year from the enactment date of July 21, 2010 (subject to a possible six month extension). Over the same transition period, responsibility for the regulation and supervision of savings and loan holding companies, such as the Company and Delanco MHC will be transferred to the Federal Reserve Board, which currently supervises bank holding companies. Additionally, the Dodd-Frank Act creates a new Consumer Financial Protection Bureau as an independent bureau of the Federal Reserve Board. The Consumer Financial Protection Bureau will assume responsibility for the implementation of the federal financial consumer protection and fair lending laws and regulations, a function currently assigned to prudential regulators, and will have authority to impose new requirements. However, institutions of less than $10 billion in assets, such as the Bank, will continue to be examined for compliance with consumer protection and fair lending laws and regulations by, and be subject to the primary enforcement authority of, their prudential regulator rather than the Consumer Financial Protection Bureau.

Cease and Desist Order

On March 17, 2010, the Bank entered into a Stipulation and Consent to the Issuance of Order to Cease and Desist with the OTS, whereby the Bank consented to the issuance of an Order to Cease and Desist promulgated by the OTS, without admitting or denying that grounds exist for the OTS to initiate an administrative proceeding against the Bank.

The Order requires the Bank to take the following actions:

- maintain (i) a tier 1 (core) capital to adjusted total assets ratio of at least 6.0% and (ii) a total risk-based capital to risk-weighted assets ratio of at least 10.0% after the funding of an adequate allowance for loan and lease losses;

- If the Bank fails to meet these capital ratio requirements at any time, within 15 days thereafter prepare a written contingency plan detailing actions to be taken, with specific time frames, providing for (i) a merger with another federally insured depository institution or holding company thereof, or (ii) voluntary liquidation;

- prepare a problem asset plan that will include strategies, targets and timeframes to reduce the Bank's level of criticized assets and nonperforming loans;

- within 30 days after the end of each quarter, beginning with the quarter ending June 30, 2010, prepare a quarterly written asset status report that will include the requirements contained in the Order;

- prepare an updated business plan that will include the requirements contained in the Order and that also will include strategies to restructure the Bank's operations, strengthen and improve the Bank's earnings, reduce expenses and achieve positive core income and consistent profitability;

- restrict quarterly asset growth to an amount not to exceed net interest credited on deposit liabilities for the prior quarter without the prior non-objection of the OTS;

- refrain from making, investing in or purchasing any new commercial loans without the prior non-objection of the OTS (the Bank may refinance, extend or otherwise modify any existing commercial loans, so long as no new loan proceeds are advanced as part of the transaction);

- cease to accept, renew or roll over any brokered deposit or act as a deposit broker, without the prior written waiver of the Federal Deposit Insurance Corporation;

- not make any severance or indemnification payments without complying with regulatory requirements regarding such payments; and

- comply with prior regulatory notification requirements for any changes in directors or senior executive officers.

The Bank continues to work with its borrowers where possible and is pursuing legal action where the ability to work with the borrower does not exist. As of March 31, 2011, the Bank has entered into formal forbearance agreements with seven relationships totaling $3.3 million that require current payments while the borrowers restructure their finances.

At March 31, 2011, the Bank's tier 1 (core) capital to adjusted total assets ratio was 8.67% and its total risk-based capital to risk-weighted assets ratio was 14.52%. At March 31, 2011, the Bank exceeded all of its regulatory capital requirements and was considered "well capitalized" under regulatory guidelines.

On July 23, 2010, the Bank received a non-objection from the OTS regarding the updated business plan that it submitted under the requirements of the Order.

Regulation of Federal Savings Associations

Capital Requirements. The OTS' capital regulations require federal savings institutions to meet three minimum capital standards: a 1.5% tangible capital to total assets ratio, a 4% leverage ratio (3% for institutions receiving the highest rating on the CAMELS examination rating system) and an 8% risk-based capital ratio. In addition, the prompt corrective action standards discussed below also establish, in effect, a minimum 2% tangible capital standard, a 4% leverage ratio (3% for institutions receiving the highest rating on the CAMELS system) and, together with the risk-based capital standard itself, a 4% Tier 1 risk-based capital standard. The OTS regulations also require that, in meeting the tangible, leverage and risk-based capital standards, institutions must generally deduct investments in and loans to subsidiaries engaged in activities as principal that are not permissible for a national bank.

The risk-based capital standard requires federal savings institutions to maintain Tier 1 (core) and total capital (which is defined as core capital and supplementary capital) to risk-weighted assets of at least 4% and 8%, respectively. In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet assets, recourse obligations, residual interests and direct credit substitutes, are multiplied by a risk-weight factor of 0% to 100%, assigned by the OTS capital regulation based on the risks believed inherent in the type of asset. Core (Tier 1) capital is defined as common stockholders' equity (including retained earnings), certain noncumulative perpetual preferred stock and related surplus and minority interests in equity accounts of consolidated subsidiaries, less disallowed deferred tax assets and intangibles other than certain mortgage servicing rights and credit card relationships. The components of supplementary capital currently include cumulative preferred stock, long-term perpetual preferred stock, mandatory convertible securities, subordinated debt and intermediate preferred stock, the allowance for loan and lease losses limited to a maximum of 1.25% of risk-weighted assets and up to 45% of unrealized gains on available-for-sale equity securities with readily determinable fair market values. Overall, the amount of supplementary capital included as part of total capital cannot exceed 100% of core capital.

The OTS also has authority to establish individual minimum capital requirements in appropriate cases upon a determination that an institution's capital level is or may become inadequate in light of the particular circumstances. At March 31, 2011, Delanco Federal Savings Bank met each of these capital requirements.

Prompt Corrective Regulatory Action. The OTS is required to take certain supervisory actions against undercapitalized institutions, the severity of which depends upon the institution's degree of undercapitalization. Generally, a savings institution that has a ratio of total capital to risk weighted assets of less than 8%, a ratio of Tier 1 (core) capital to risk-weighted assets of less than 4% or a ratio of core capital to total assets of less than 4% (3% or less for institutions with the highest examination rating) is considered to be "undercapitalized." A savings institution that has a total risk-based capital ratio less than 6%, a Tier 1 capital ratio of less than 3% or a leverage ratio that is less than 3% is considered to be "significantly undercapitalized" and a savings institution that has a tangible capital to assets ratio equal to or less than 2% is deemed to be "critically undercapitalized." Subject to a narrow exception, the OTS is required to appoint a receiver or conservator within specified time frames for an institution that is "critically undercapitalized." An institution must file a capital restoration plan with the OTS within 45 days of the date it receives notice that it is "undercapitalized," "significantly undercapitalized" or "critically undercapitalized." Compliance with the plan must be guaranteed by any parent holding company in an amount of up to the lesser of 5% of the institutions total assets when it became undercapitalized or the amount necessary to achieve compliance with all applicable capital requirements. In addition, numerous mandatory supervisory actions become immediately applicable to an undercapitalized institution, including, but not limited to, increased monitoring by regulators and restrictions on growth, capital distributions and expansion. "Significantly undercapitalized" and "critically undercapitalized" institutions are subject to more extensive mandatory regulatory actions. The OTS could also take any one of a number of discretionary supervisory actions, including the issuance of a capital directive and the replacement of senior executive officers and directors.

Standards for Safety and Soundness. As required by statute, the federal banking agencies have adopted Interagency Guidelines prescribing Standards for Safety and Soundness. The guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. If the OTS determines that a savings institution fails to meet any standard prescribed by the guidelines, the OTS may require the institution to submit an acceptable plan to achieve compliance with the standard. Delanco Federal Savings Bank has not received any notice from the OTS that it has failed to meet any standard prescribed by the guidelines.

Limitation on Capital Distributions. Federal regulations impose limitations upon all capital distributions by a savings institution, including cash dividends, payments to repurchase its shares and payments to stockholders of another institution in a cash-out merger. Under the regulations, an application to and the prior approval of the OTS is required before any capital distribution if the institution does not meet the criteria for "expedited treatment" of applications under OTS regulations (*i.e.*, generally, examination and Community Reinvestment Act ratings in the two top categories), the total capital distributions for the calendar year exceed net income for that year plus the amount of retained net income for the preceding two years, the institution would be undercapitalized following the distribution or the distribution would otherwise be contrary to a statute, regulation or agreement with the OTS. If an application is not required, the institution must still provide prior notice to the OTS of the capital distribution if, like Delanco Federal Savings Bank, it is a subsidiary of a holding company. If Delanco Federal Savings Bank's capital were ever to fall below its regulatory requirements or the OTS notified it that it was in need of increased supervision, its ability to make capital distributions could be restricted. In addition, the OTS could prohibit a proposed capital distribution that would otherwise be permitted by the regulation, if the agency determines that such distribution would constitute an unsafe or unsound practice.

Qualified Thrift Lender Test. Federal law requires savings institutions to meet a qualified thrift lender test. Under the test, a savings association is required to either qualify as a "domestic building and loan association" under the Internal Revenue Code or maintain at least 65% of its "portfolio assets" (total assets less: (i) specified liquid assets up to 20% of total assets; (ii) intangibles, including goodwill; and (iii) the value of property used to conduct business) in certain "qualified thrift investments" (primarily residential mortgages and related investments, including certain mortgage-backed securities) in at least 9 months out of each 12 month period. Education loans, credit card loans and small business loans may be considered "qualified thrift investments." A savings institution that fails the qualified thrift lender test is subject to certain operating restrictions. The Dodd-Frank Act made noncompliance with the Qualified Thrift Lender Test potentially subject to agency enforcement action for a violation of law. As of March 31, 2011, Delanco Federal Savings Bank maintained 92.11% of its portfolio assets in qualified thrift investments and, therefore, met the qualified thrift lender test.

Transactions with Related Parties. Federal law limits Delanco Federal Savings Bank's authority to lend to, and engage in certain other transactions with (collectively, "covered transactions"), "affiliates" (*e.g.*, any company that controls or is under common control with an institution, including Delanco Bancorp, Inc., Delanco MHC and their non-savings institution subsidiaries). The aggregate amount of covered transactions with any individual affiliate is limited to 10% of the capital and surplus of the savings institution. The aggregate amount of covered transactions with all affiliates is limited to 20% of the savings institution's capital and surplus. Loans and other specified transactions with affiliates are required to be secured by collateral in an amount and of a type described in federal law. The purchase of low quality assets from affiliates is generally prohibited. Transactions with affiliates must be on terms and under circumstances that are at least as favorable to the institution as those prevailing at the time for comparable transactions with non-affiliated companies. In addition, savings institutions are prohibited from lending to any affiliate that is engaged in activities that are not permissible for bank holding companies and no savings institution may purchase the securities of any affiliate other than a subsidiary.

The Sarbanes-Oxley Act generally prohibits loans by Delanco Bancorp to its executive officers and directors. However, the Sarbanes-Oxley Act contains a specific exemption from such prohibition for loans by Delanco Federal Savings Bank to its executive officers and directors in compliance with federal banking regulations. Federal regulations require that all loans or extensions of credit to executive officers and directors of insured institutions must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and must not involve more than the normal risk of repayment or present other unfavorable features. Delanco Federal Savings Bank is therefore prohibited from making any new loans or extensions of credit to executive officers and directors at more favorable rates or terms than those offered to the general public. Notwithstanding this rule, federal regulations permit Delanco Federal Savings Bank to make loans to executive officers at reduced interest rates if the loan is made under a benefit program generally available to all other employees and does not give preference to any executive officer over any other employee.

In addition, loans made to a director or executive officer in an amount that, when aggregated with the amount of all other loans to the person and his or her related interests, are in excess of the greater of $25,000 or 5% of Delanco Federal Savings Bank's capital and surplus, or in any case totaling $500,000 or more, must be approved in advance by a majority of the disinterested members of the board of directors. There are further specific restrictions on loans to executive officers.

Insurance of Deposit Accounts. Delanco Federal Savings Bank's deposits are insured up to applicable limits by the Deposit Insurance Fund of the Federal Deposit Insurance Corporation. Under the Federal Deposit Insurance Corporation's risk-based assessment system, insured institutions are assigned to one of four risk categories based on supervisory evaluations, regulatory capital levels and certain other factors, with less risky institutions paying lower assessments. An institution's assessment rate depends upon the category to which it is assigned. Effective April 1, 2010, assessment rates range from seven to 77-1/2 basis points. The Federal Deposit Insurance Corporation may adjust the scale uniformly, except that no adjustment can deviate more than three basis points from the base scale without notice and comment. No institution may pay a dividend if in default of the federal deposit insurance assessment.

The Dodd-Frank Act requires the FDIC to amend its procedures to base assessments on total assets less tangible equity rather than deposits. On February 7, 2011, the Federal Deposit Insurance Corporation issued final rules, effective April 1, 2011, implementing changes to the assessment rules resulting from the Dodd-Frank Act. Initially, the base assessment rates will range from 2.5 to 45 basis points. The rate schedules will automatically adjust in the future when the Deposit Insurance Fund reaches certain milestones.

The Federal Deposit Insurance Corporation imposed on all insured institutions a special emergency assessment of five basis points of total assets minus Tier 1 capital, as of June 30, 2009 (capped at ten basis points of an institution's deposit assessment base), in order to cover losses to the Deposit Insurance Fund. That special assessment was collected on September 30, 2009. The Federal Deposit Insurance Corporation provided for similar assessments during the final two quarters of 2009, if deemed necessary. However, in lieu of further special assessments, the Federal Deposit Insurance Corporation required insured institutions to prepay estimated quarterly risk-based assessments for the fourth quarter of 2009 through the fourth quarter of 2012. The estimated assessments, which include an assumed annual assessment base increase of 5%, were recorded as a prepaid expense asset as of December 30, 2009. As of December 31, 2009, and each quarter thereafter, a charge to earnings will be recorded for each regular assessment with an offsetting credit to the prepaid asset.

Due to the recent difficult economic conditions, deposit insurance per account owner has been raised to $250,000 for all types of accounts. That coverage was made permanent by the Dodd-Frank Act. In addition, the Federal Deposit Insurance Corporation adopted an optional Transaction Account Guarantee Program under which, for a fee, noninterest bearing transaction accounts receive unlimited insurance coverage until December 31, 2010. Delanco Federal Savings Bank does not participate in the Transaction Account Guarantee Program. The Dodd-Frank Act adopted unlimited coverage for certain non-interest bearing transactions accounts for January 1, 2011 through December 31, 2012, with no opt out option.

In addition to the assessment for deposit insurance, institutions are required to make payments on bonds issued in the late 1980s by the Financing Corporation to recapitalize a predecessor deposit insurance fund. That payment is established quarterly and during the calendar year ending December 31, 2010 averaged 1.045 basis points of assessable deposits.

The Federal Deposit Insurance Corporation has authority to increase insurance assessments. A significant increase in insurance premiums would likely have an adverse effect on the operating expenses and results of operations of Delanco Federal Savings Bank. Management cannot predict what insurance assessment rates will be in the future.

Insurance of deposits may be terminated by the Federal Deposit Insurance Corporation upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or regulatory condition imposed in writing. The management of Delanco Federal Savings Bank does not know of any practice, condition or violation that might lead to termination of deposit insurance.

Federal Home Loan Bank System. Delanco Federal Savings Bank is a member of the Federal Home Loan Bank System, which consists of 12 regional Federal Home Loan Banks. The Federal Home Loan Bank provides a central credit facility primarily for member institutions. Delanco Federal Savings Bank, as a member of the Federal Home Loan Bank of New York, is required to acquire and hold shares of capital stock in that Federal Home Loan Bank. Delanco Federal Savings Bank was in compliance with this requirement with an investment in Federal Home Loan Bank stock at March 31, 2011 of $275,000.

Community Reinvestment Act. Under the Community Reinvestment Act, as implemented by OTS regulations, a savings association has a continuing and affirmative obligation consistent with its safe and sound operation to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The Community Reinvestment Act does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the Community Reinvestment Act. The Community Reinvestment Act requires the OTS, in connection with its examination of a savings association, to assess the institution's record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications by such institution.

The Community Reinvestment Act requires public disclosure of an institution's rating and requires the OTS to provide a written evaluation of an association's Community Reinvestment Act performance utilizing a four-tiered descriptive rating system.

Delanco Federal Savings Bank received an "outstanding" rating as a result of its most recent Community Reinvestment Act assessment.

Holding Company Regulation

General. Delanco Bancorp and Delanco MHC are savings and loan holding companies within the meaning of federal law. As such, they are registered with the OTS and are subject to OTS regulations, examinations, supervision, reporting requirements and regulations concerning corporate governance and activities. In addition, the OTS has enforcement authority over Delanco Bancorp and Delanco MHC and their non-savings institution subsidiaries. Among other things, this authority permits the OTS to restrict or prohibit activities that are determined to be a serious risk to Delanco Federal Savings Bank.

The Dodd-Frank Act regulatory restructuring transfers to the Federal Reserve Board the responsibility for regulating and supervising savings and loan holding companies.

Restrictions Applicable to Mutual Holding Companies. According to federal law and OTS regulations, a mutual holding company, such as Delanco MHC, may generally engage in the following activities: (1) investing in the stock of a savings association; (2) acquiring a mutual association through the merger of such association into a savings association subsidiary of such holding company or an interim savings association subsidiary of such holding company; (3) merging with or acquiring another holding company, one of whose subsidiaries is a savings association; (4) investing in the stock of a corporation that is available for purchase by a federal savings association or a state savings association of the state in which the subsidiary savings association has its home office; and (5) any activity approved by the Federal Reserve Board for a bank holding company or financial holding company or previously approved by OTS for multiple savings and loan holding companies. Financial holding companies may engage in a broad array of financial service activities including insurance and securities.

Federal law prohibits a savings and loan holding company, including a federal mutual holding company, from directly or indirectly, or through one or more subsidiaries, acquiring more than 5% of the voting stock of another savings institution, or its holding company, without prior written approval of the OTS. Federal law also prohibits a savings and loan holding company from acquiring more than 5% of a company engaged in activities other than those authorized for savings and loan holding companies by federal law; or acquiring or retaining control of a depository institution that is not insured by the Federal Deposit Insurance Corporation. In evaluating applications by holding companies to acquire savings institutions, the OTS must consider the financial and managerial resources and future prospects of the company and institution involved the effect of the acquisition on the risk to the insurance funds, the convenience and needs of the community and competitive factors.

The OTS is prohibited from approving any acquisition that would result in a multiple savings and loan holding company controlling savings institutions in more than one state, except: (1) the approval of interstate supervisory acquisitions by savings and loan holding companies, and (2) the acquisition of a savings institution in another state if the laws of the state of the target savings institution specifically permit such acquisitions. The states vary in the extent to which they permit interstate savings and loan holding company acquisitions.

Stock Holding Company Subsidiary Regulation. The OTS has adopted regulations governing the two-tier mutual holding company form of organization and subsidiary stock holding companies that are controlled by mutual holding companies. Delanco Bancorp is the stock holding company subsidiary of Delanco MHC. Delanco Bancorp is permitted to engage in activities that are permitted for Delanco MHC subject to the same restrictions and conditions.

Capital. Savings and loan holding companies are not currently subject to specific regulatory capital requirements. The Dodd-Frank Act, however, requires the Federal Reserve Board to promulgate consolidated capital requirements for depository institution holding companies that are no less stringent, both quantitatively and in terms of components of capital, than those applicable to institutions themselves. That will eliminate the inclusion of certain instruments, such as trust preferred securities, from tier 1 capital. Instruments issued by May 19, 2010 will be grandfathered for companies with consolidated assets of $15 billion or less. There is a five year transition period from the July 21, 2010 date of enactment of the Dodd-Frank Act before the capital requirements will apply to savings and loan holding companies.

Source of Strength. The Dodd-Frank Act also extends the "source of strength" doctrine to savings and loan holding companies. The regulatory agencies must promulgate regulations implementing the "source of strength" policy that holding companies act as a source of strength to their subsidiary depository institutions by providing capital, liquidity and other support in times of financial stress.

Waivers of Dividends. The Company must notify the OTS if it proposes to waive receipt of dividends from its stock subsidiary. The OTS reviews dividend waiver notices on a case-by-case basis, and, in general, does not object to any such waiver if: (i) the waiver would not be detrimental to the safe and sound operation of the savings association; and (ii) the mutual holding company's board of directors determines that such waiver is consistent with such directors' fiduciary duties to the mutual holding company's members. Recently, OTS has added the requirements that, in order to receive approval of a dividend waiver, the applicant must have at least $50,000 in liquid assets. The OTS will not consider the amount of dividends waived by the mutual holding company in determining an appropriate exchange ratio in the event of a full conversion to stock form. We anticipate that Delanco MHC will seek to waive dividends that Delanco Bancorp may pay, if any.

Conversion of Delanco MHC to Stock Form. OTS regulations permit Delanco MHC to convert from the mutual form of organization to the capital stock form of organization. There can be no assurance when, if ever, a conversion transaction will occur, and the Board of Directors has no current intention or plan to undertake a conversion transaction. In a conversion transaction a new holding company would be formed as the successor to Delanco Bancorp, Delanco MHC's corporate existence would end, and certain depositors of Delanco Federal Savings Bank would receive the right to subscribe for additional shares of the new holding company. In a conversion transaction, each share of common stock held by stockholders other than Delanco MHC would be automatically converted into a number of shares of common stock of the new holding company based on an exchange ratio determined at the time of conversion that ensures stockholders other than Delanco MHC own the same percentage of common stock in the new holding company as they owned in Delanco Bancorp immediately before conversion. The total number of shares held by stockholders other than Delanco MHC after a conversion transaction would be increased by any purchases by such stockholders in the stock offering conducted as part of the conversion transaction.

Acquisition of Control. Under the federal Change in Bank Control Act, a notice must be submitted to the OTS if any person (including a company), or group acting in concert, seeks to acquire "control" of a savings and loan holding company or savings association. An acquisition of "control" can occur upon the acquisition of 10% or more of the voting stock of a savings and loan holding company or savings institution or as otherwise defined by the OTS. Under the Change in Bank Control Act, the OTS has 60 days from the filing of a complete notice to act, taking into consideration certain factors, including the financial and managerial resources of the acquirer and the anti-trust effects of the acquisition. Any company that so acquires control would then be subject to regulation as a savings and loan holding company.

ITEM 1A. RISK FACTORS

A continuation of recent turmoil in the financial markets could have an adverse effect on our financial position or results of operations.

Beginning in 2008, United States and global financial markets experienced severe disruption and volatility, and general economic conditions have declined significantly. Adverse developments in credit quality, asset values and revenue opportunities throughout the financial services industry, as well as general uncertainty regarding the economic, industry and regulatory environment, have had a marked negative impact on the industry. Dramatic declines in the U.S. housing market, with falling home prices, increasing foreclosures and increasing unemployment, have negatively affected the credit performance of mortgage loans and resulted in significant write-downs of asset values by many financial institutions. The United States and the governments of other countries have taken steps to try to stabilize the financial system, including investing in financial institutions, and have implemented programs to improve general economic conditions. Notwithstanding the actions of the United States and other governments, there can be no assurances that these efforts will be successful in restoring industry, economic or market conditions and that they will not result in adverse unintended consequences. Factors that could continue to pressure financial services companies, including Delanco Bancorp, are numerous and include (1) worsening credit quality, leading among other things to increases in loan losses and reserves, (2) continued or worsening disruption and volatility in financial markets, leading among other things to continuing reductions in asset values, (3) capital and liquidity concerns regarding financial institutions generally, (4) limitations resulting from or imposed in connection with governmental actions intended to stabilize or provide additional regulation of the financial system, or (5) recessionary conditions that are deeper or last longer than currently anticipated.

While we have made progress in reducing our non-performing loans and the number of restructured debts, we continue to have an elevated level of classified assets. As we work through the resolution of these assets, the continued economic problems that exist in the financial markets could have a negative impact on the Company.

We are a party to a Cease and Desist with the Office of Thrift Supervision and our failure to comply with that Order may result in further regulatory enforcement actions, including restrictions on our operations.

On March 17, 2010, Delanco Federal Savings Bank consented to the issuance of a Cease and Desist Order promulgated by the OTS. The Order was based on the Bank's 2009 report of examination in which the OTS concluded that grounds existed for the initiation of administrative proceedings against the Bank. Without admitting or denying that such grounds existed, the Bank determined to enter into the Order to cooperate with the OTS and as evidence of the Bank's intent to comply with all applicable laws and regulations and engage in safe and sound practices. The Order imposes certain minimum capital ratio requirements as well as certain restrictions on the operations of the Bank, including limiting the Bank's ability to engage in commercial lending without prior written approval from the OTS and the Bank's ability to grow its assets. The Order will remain in effect until terminated, modified, or suspended in writing by the OTS.

A failure to comply with the Order could result in the initiation of further enforcement actions by the OTS, including the imposition of civil monetary penalties. The Order has resulted in additional regulatory compliance expense for the Company. A detailed description of the Order can found at *"Regulation and Supervision—Cease and Desist Order."*

If we do not rent the excess office space in our Cinnaminson branch building, it will negatively impact earnings.

Our Cinnaminson branch was designed and built to have rental units for third party tenants. Our inability to rent all of those units will necessitate that the Bank cover some or all of the operating expenses for the building without the rental income to offset those expenses, thus having a negative impact on our earnings. Currently, two of the rental units are vacant.

Our previous emphasis on commercial lending may expose us to increased lending risks.

At March 31, 2011 $23.6 million or 22.4% of our loan portfolio consisted of commercial and multi-family real estate loans and commercial business loans, down from $26.8 million at March 31, 2010. These types of loans generally expose a lender to greater risk of non-payment and loss than one- to four-family residential mortgage loans because repayment of the loans often depends on the successful operation of the property or a business. These types of loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to one- to four-family residential mortgage loans. Commercial business loans expose us to additional risks since they typically are made on the basis of the borrower's ability to make repayments from the cash flow of the borrower's business and are secured by non-real estate collateral that may depreciate over time. In addition, since such loans generally entail greater risk than one- to four-family residential mortgage loans, we may need to increase our allowance for loan losses in the future to account for potential losses. While the Bank has been restricted from making new commercial loans in the past year, the existing commercial loan portfolio contains potential risks. Even though the Bank has been working on collecting the money owed on non-performing loans by either collection efforts or the repossession of collateral and/or foreclosure of real estate, there is no guaranty that the Bank will receive the full amount due and that the existing loan loss allowance will be sufficient to cover the losses. See *"Regulation and Supervision—Cease and Desist Order"* for further information on certain restrictions regarding our ability to engage in commercial lending.

Changes in interest rates may hurt our earnings and asset value.

Our net interest income is the interest we earn on loans and investment less the interest we pay on our deposits and borrowings. Our net interest margin is the difference between the yield we earn on our assets and the interest rate we pay for deposits and our other sources of funding. Changes in interest rates—up or down—could adversely affect our net interest margin and, as a result, our net interest income. Although the yield we earn on our assets and our funding costs tend to move in the same direction in response to changes in interest rates, one can rise or fall faster than the other, causing our net interest margin to expand or contract. Our liabilities tend to be shorter in duration than our assets, so they may adjust faster in response to changes in interest rates. As a result, when interest rates rise, our funding costs may rise faster than the yield we earn on our assets, causing our net interest margin to contract until the yield catches up. Changes in the slope of the "yield curve"—or the spread between short-term and long-term interest rates—could also reduce our net interest margin. Normally, the yield curve is upward sloping, meaning short-term rates are lower than long-term rates. Because our liabilities tend to be shorter in duration than our assets, when the yield curve flattens or even inverts, we could experience pressure on our net interest margin as our cost of funds increases relative to the yield we can earn on our assets. See *"Management's Discussion and Analysis of Financial Condition and Results of Operations—Risk Management—Interest Rate Risk Management."*

Recently enacted regulatory reform may have a material impact on the Company's operations.

On July 21, 2010, the President signed into law the Dodd-Frank Act. The Dodd-Frank Act restructures the regulation of depository institutions. Under the Dodd-Frank Act, the OTS, which currently regulates the Bank, will be merged into the Office of the Comptroller of the Currency, which regulates national banks. Savings and loan holding companies, including the Company, will be regulated by the Board of Governors of the Federal Reserve System. Also included is the creation of a new federal agency to administer consumer protection and fair lending laws, a function that is now performed by the depository institution regulators. The federal preemption of state laws currently accorded federally chartered depository institutions will be reduced as well and State Attorneys General will have greater authority to bring a suit against a federally chartered institution, such as the Bank, for violations of certain state and federal consumer protection laws. The Dodd-Frank Act also will impose consolidated capital requirements on savings and loan holding companies effective in five years, which will limit our ability to borrow at the holding company and invest the proceeds from such borrowings as capital in the Bank that could be leveraged to support additional growth. The Dodd-Frank Act contains various other provisions designed to enhance the regulation of depository institutions and prevent the recurrence of a financial crisis such as occurred in 2008-2009. The full impact of the Dodd-Frank Act on our business and operations will not be known for years until regulations implementing the statute are written and adopted. The Dodd-Frank Act may have a material impact on our operations, particularly through increased regulatory burden and compliance costs.

In addition to the enactment of the Dodd-Frank Act, the federal regulatory agencies recently have begun to take stronger supervisory actions against financial institutions that have experienced increased loan losses and other weaknesses as a result of the current economic crisis. The actions include the entering into of written agreements and cease and desist orders that place certain limitations on their operations. Federal bank regulators recently have also been using with more frequency their ability to impose individual minimal capital requirements on banks, which requirements may be higher than those imposed under the Dodd-Frank Act or which would otherwise qualify the bank as being "well capitalized" under the FDIC's prompt corrective action regulations. If the Company or the Bank were to become subject to a supervisory agreement or higher individual capital requirements, such action may have a negative impact on their ability to execute their business plans, as well as their ability to grow, pay dividends or engage in mergers and acquisitions and may result in restrictions in their operations.

Increased and/or special FDIC assessments will hurt our earnings.

The recent economic recession has caused a high level of bank failures, which has dramatically increased FDIC resolution costs and led to a significant reduction in the balance of the Deposit Insurance Fund. As a result, the FDIC has significantly increased the initial base assessment rates paid by financial institutions for deposit insurance. Increases in the base assessment rate have increased our deposit insurance costs and negatively impacted our earnings. In addition, in May 2009, the FDIC imposed a special assessment on all insured institutions. Our special assessment, which was reflected in earnings for the quarter ended September 30, 2009, was $62,118. In lieu of imposing an additional special assessment, the FDIC required all institutions to prepay their assessments for all of 2010, 2011 and 2012, which for us totaled $1,054,970. Additional increases in the base assessment rate or additional special assessments would negatively impact our earnings.

Our allowance for loan losses may be inadequate, which could hurt our earnings.

When borrowers default and do not repay the loans that we make to them, we may lose money. The allowance for loan losses is the amount estimated by management as necessary to cover probable losses in the loan portfolio at the statement of financial condition date. The allowance is established through the provision for loan losses, which is charged to income. Determining the amount of the allowance for loan losses necessarily involves a high degree of judgment. Among the material estimates required to establish the allowance are: loss exposure at default; the amount and timing of future cash flows on impacted loans; value of collateral; and determination of loss factors to be applied to the various elements of the portfolio. If our estimates and judgments regarding such matters prove to be incorrect, our allowance for loan losses might not be sufficient, and additional loan loss provisions might need to be made. Depending on the amount of such loan loss provisions, the adverse impact on our earnings could be material. We might increase the allowance because of changing economic conditions. For example, in a rising interest rate environment, borrowers with adjustable-rate loans could see their payments increase. There may be a significant increase in the number of borrowers who are unable or unwilling to repay their loans, resulting in our charging off more loans and increasing our allowance. In addition, when real estate values decline, the potential severity of loss on a real estate-secured loan can increase significantly, especially in the case of loans with high combined loan-to-value ratios. The recent decline in the national economy and the local economies of the areas in which the loans are concentrated could result in an increase in loan delinquencies, foreclosures or repossessions resulting in increased charge-off amounts and the need for additional loan loss allowances in future periods.

In addition, bank regulators may require us to make a provision for loan losses or otherwise recognize further loan charge-offs following their periodic review of our loan portfolio, our underwriting procedures, and our loan loss allowance. Any increase in our allowance for loan losses or loan charge-offs as required by such regulatory authorities could have a material adverse effect on our financial condition and results of operations. A large loss could deplete the allowance and require increased provisions to replenish the allowance, which would negatively affect earnings. Please see *"Allowance for Loan Losses"* under *"Critical Accounting Policies"* in Item 7, *"Management's Discussion and Analysis of Financial Condition and Results of Operations,"* for a discussion of the procedures we follow in establishing our loan loss allowance.

Strong competition within our market area could hurt our profits and slow growth.

We face intense competition in making loans, attracting deposits and hiring and retaining experienced employees. This competition has made it more difficult for us to make new loans and attract deposits. Price competition for loans and deposits sometimes results in us charging lower interest rates on our loans and paying higher interest rates on our deposits, which reduces our net interest income. Competition also makes it more difficult and costly to attract and retain qualified employees. At June 30, 2010, which is the most recent date for which data is available from the FDIC, we held 1.58% of the deposits in Burlington County, New Jersey. Many of the institutions with which we compete have substantially greater resources and lending limits than we have and may offer services that we do not provide. We expect competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Our profitability depends upon our continued ability to compete successfully in our market area.

We operate in a highly regulated environment and we may be adversely affected by changes in laws and regulations.

We are subject to extensive regulation, supervision and examination by the OTS, our chartering authority, and by the Federal Deposit Insurance Corporation, as insurer of our deposits. Delanco MHC, Delanco Bancorp and Delanco Federal Savings Bank are all subject to regulation and supervision by the OTS. Such regulation and supervision governs the activities in which an institution and its holding company may engage and are intended primarily for the protection of the insurance fund and the depositors and borrowers of Delanco Federal Savings Bank rather than for holders of Delanco Bancorp common stock. Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on our operations, the classification of our assets and determination of the level of our allowance for loan losses. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory action, may have a material impact on our operations.

Delanco MHC's majority control of our common stock will enable it to exercise voting control over most matters put to a vote of stockholders and will prevent stockholders from forcing a sale or a second-step conversion transaction you may find advantageous.

Delanco MHC owns a majority of Delanco Bancorp's common stock and, through its board of directors, is able to exercise voting control over most matters put to a vote of stockholders. For example, Delanco MHC may exercise its voting control to prevent a sale or merger transaction or to defeat a stockholder nominee for election to the board of directors of Delanco Bancorp. The same directors and officers who manage Delanco Bancorp and Delanco Federal Savings Bank also manage Delanco MHC. As a federally chartered mutual holding company, the board of directors of Delanco MHC must ensure that the interests of depositors of Delanco Federal Savings Bank are represented and considered in matters put to a vote of stockholders of Delanco Bancorp. Therefore, the votes cast by Delanco MHC may not be in your personal best interests as a stockholder. For example, Delanco MHC may exercise its voting control to defeat a stockholder nominee for election to the board of directors of Delanco Bancorp. Delanco MHC's ability to control the outcome of the election of the board of directors of Delanco Bancorp restricts the ability of minority stockholders to effect a change of management. In addition, stockholders will not be able to force a merger or second-step conversion transaction without the consent of Delanco MHC, as such transactions require the approval of at least two-thirds of all outstanding voting stock, which can only be achieved if Delanco MHC voted to approve such transactions. Some stockholders may desire a sale or merger transaction, since stockholders typically receive a premium for their shares, or a second-step conversion transaction, since fully converted institutions tend to trade at higher multiples than mutual holding companies.

Our mutual holding company structure limits our ability to raise additional equity capital.

Our mutual holding company structure limits our ability to raise additional equity capital without undertaking a second-step conversion transaction because we cannot issue stock in an amount that would cause

Delanco MHC to own less than a majority of our outstanding shares. Currently, Delanco MHC owns 55% of our outstanding shares. In addition, any stock issuance by us must be approved by the Office of Thrift Supervision and must be structured in a manner similar to a mutual to stock conversion, including the stock purchase priorities accorded to members of the mutual holding company, unless otherwise approved by the Office of Thrift Supervision. These requirements limit our ability to control the timing and structure of a stock offering.

OTS policy on remutualization transactions could prevent acquisition of Delanco Bancorp, which may adversely affect our stock price.

Current OTS regulations permit a mutual holding company to be acquired by a mutual institution in what is commonly called a "remutualization" transaction. In the past, remutualization transactions resulted in minority stockholders receiving a significant premium for their shares. However, in 2003 the OTS issued a policy statement indicating that it views remutualization transactions as raising significant issues concerning disparate treatment of minority stockholders and mutual members of the target entity and raising issues concerning the effect on the mutual members of the acquiring entity. Under certain circumstances, the OTS intends to give these issues special scrutiny and reject applications providing for the remutualization of a mutual holding company unless the applicant can clearly demonstrate that the OTS' concerns are not warranted in the particular case. Should the OTS prohibit or further restrict these transactions in the future, our per share stock price may be adversely affected.

OTS regulations and anti-takeover provisions in our charter restrict the accumulation of our common stock, which may adversely affect our stock price.

Delanco Bancorp's charter provides that, for a period of five years from the date of the stock offering, no person, other than Delanco MHC may acquire directly or indirectly the beneficial ownership of more than 10% of any class of any equity security of Delanco Bancorp. In the event a person acquires shares in violation of this charter provision, all shares beneficially owned by such person in excess of 10% will be considered "excess shares" and will not be counted as shares entitled to vote or counted as voting shares in connection with any matters submitted to the stockholders for a vote. These restrictions make it more difficult and less attractive for stockholders to acquire a significant amount of our common stock, which may adversely affect our stock price.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

We conduct our business through our main office in Delanco, New Jersey and our branch office in Cinnaminson, New Jersey, both of which we own. The net book value of our land, buildings, furniture, fixtures and equipment was $7.4 million as of March 31, 2011.

ITEM 3. LEGAL PROCEEDINGS

Periodically, there have been various claims and lawsuits against us, such as claims to enforce liens, condemnation proceedings on properties in which we hold security interests, claims involving the making and servicing of real property loans and other issues incident to our business. We are not a party to any pending legal proceedings that we believe would have a material adverse effect on our financial condition, results of operations or cash flows.

ITEM 4. [REMOVED AND RESERVED]

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The common stock of Delanco Bancorp is quoted on the OTC Bulletin Board under the symbol "DLNO.OB." The following table sets forth the high and low sales prices of the common stock, as reported by the OTC Bulletin Board, during each quarter of fiscal 2011 and 2010. As of June 15, 2011 there were approximately 458 holders of record of the Company's common stock.

For the Year Ended March 31, 2011	High	Low
First Quarter	$2.10	$1.25
Second Quarter	3.50	1.30
Third Quarter	4.00	2.50
Fourth Quarter	5.99	3.99

For the Year Ended March 31, 2010	High	Low
First Quarter	$4.00	$2.03
Second Quarter	7.00	2.50
Third Quarter	6.00	1.75
Fourth Quarter	2.30	1.75

Delanco Bancorp is not subject to OTS regulatory restrictions on the payment of dividends. However, Delanco Bancorp's ability to pay dividends may depend, in part, upon its receipt of dividends from Delanco Federal Savings Bank because Delanco Bancorp has no source of income other than earnings from the investment of the net proceeds from the offering that it retained. Payment of cash dividends on capital stock by a savings institution is limited by OTS regulations. No insured depository institution may make a capital distribution if, after making the distribution, the institution would be undercapitalized.

As of March 31, 2011, Delanco Bancorp satisfied all prescribed capital requirements. Future dividend payments will depend on the Company's profitability, approval by its Board of Directors and prevailing OTS regulations. To date, we have not declared any cash dividends.

Since completion of the offering on March 30, 2007, we have not repurchased any of our common stock and have no publicly announced repurchase plans or programs.

ITEM 6. SELECTED FINANCIAL DATA

	Years Ended March 31,		
(Dollars in thousands, except per share data)	2011	2010	2009
Financial Condition Data:			
Total assets	$ 136,172	$ 139,922	$ 130,468
Investment securities	15,944	16,618	14,505
Loans receivable, net	103,867	107,204	103,624
Deposits	120,842	127,164	113,983
Borrowings	2,100	—	3,750
Total stockholders' equity	12,213	11,735	11,521
Operating Data:			
Interest income	6,693	6,973	6,793
Interest expense	1,890	2,640	3,578
Net interest income	4,803	4,333	3,215
Provision for loan losses	440	1,140	1,127
Net interest income after provision for loan losses	4,363	3,193	2,088
Noninterest income	134	174	188
Noninterest expenses	3,740	3,666	4,010
Income before taxes	757	(299)	(1,734)
Income tax benefit	289	(482)	(503)
Net income	$ 468	$ 183	$ (1,231)
Per Share Data:			
Earnings per share, basic	$ 0.30	$ 0.12	$ (0.78)
Earnings per share, diluted	0.30	0.12	(0.78)
Weighted average shares – basic	1,583,460	1,580,256	1,577,052
Weighted average shares – diluted	1,583,460	1,580,256	1,577,052

	Years Ended March 31,		
	2011	2010	2009
Performance Ratios:			
Return on average assets	0.34%	0.13%	(0.95)%
Return on average equity	3.89	1.59	(9.97)
Interest rate spread (1)	3.75	3.33	2.50
Net interest margin (2)	3.82	3.43	2.68
Noninterest expense to average assets	2.73	2.67	3.08
Efficiency ratio (3)	75.75	81.34	117.84
Average interest-earning assets to average interest-bearing liabilities	104.80	104.88	106.88
Average equity to average assets	8.76	8.39	9.48
Capital Ratios (4):			
Tangible capital	8.67	7.76	8.68
Core capital	8.67	7.76	8.68
Total risk-based capital	14.52	12.62	13.91
Asset Quality Ratios:			
Allowance for loan losses as a percent of total loans	1.22	0.92	1.47
Allowance for loan losses as a percent of nonperforming loans	23.80	16.47	17.74
Net charge-offs (recoveries) to average outstanding loans during the period	0.15	1.57	0.94
Non-performing loans as a percent of total loans	5.14	5.60	8.27

(1) Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of interest-bearing liabilities.
(2) Represents net interest income as a percent of average interest-earning assets.
(3) Represents noninterest expense divided by the sum of net interest income and noninterest income.
(4) Capital ratios are for Delanco Federal Savings Bank.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The objective of this section is to help potential investors understand our views on our results of operations and financial condition. You should read this discussion in conjunction with the financial statements and notes to the financial statements that appear at the end of this report.

Overview

Our principal business is to acquire deposits from individuals and businesses in the communities surrounding our offices and to use these deposits to fund loans. We focus on providing our products and services to two segments of customers: individuals and small businesses.

Income. Our primary source of pre-tax income is net interest income. Net interest income is the difference between interest income, which is the income that we earn on our loans and investments, and interest expense, which is the interest that we pay on our deposits and borrowings. Changes in levels of interest rates affect our net interest income.

A secondary source of income is non-interest income, which is revenue that we receive from providing products and services. The majority of our non-interest income generally comes from service charges (mostly from service charges on deposit accounts). In some years, we recognize income from the sale of loans and securities. Our facility in Cinnaminson includes space that we will rent to other businesses. Currently, two of the rental units are vacant.

Allowance for Loan Losses. The allowance for loan losses is a valuation allowance for probable losses inherent in the loan portfolio. We evaluate the need to establish allowances against losses on loans on a quarterly basis. When additional allowances are necessary, a provision for loan losses is charged to earnings.

Expenses. The noninterest expenses we incur in operating our business consist of salaries and employee benefits expenses, occupancy expenses, data processing expenses and other miscellaneous expenses, such as office supplies, telephone, postage, advertising and professional services.

Our largest noninterest expense is salaries and employee benefits, which consist primarily of salaries and wages paid to our employees, payroll taxes, and expenses for health insurance, retirement plans and other employee benefits. We have incurred additional noninterest expenses as a result of operating as a public company. These additional expenses consist primarily of legal and accounting fees and expenses of stockholder communications and meetings. In the future, we may recognize additional annual employee compensation expenses stemming from share-based compensation. We cannot determine the actual amount of this expense at this time because applicable accounting practices require that they be based on the fair market value of the shares of common stock at specific points in the future.

Occupancy expenses, which are the fixed and variable costs of buildings and equipment, consist primarily of depreciation charges, furniture and equipment expenses, maintenance, real estate taxes and costs of utilities.

Critical Accounting Policies

In the preparation of our consolidated financial statements, we have adopted various accounting policies that govern the application of accounting principles generally accepted in the United States. Our significant accounting policies are described in the notes to our financial statements.

Certain accounting policies involve significant judgments and assumptions by us that have a material impact on the carrying value of certain assets and liabilities. We consider these accounting policies to be critical accounting policies. The judgments and assumptions we use are based on historical experience and other factors, which we believe to be reasonable under the circumstances. Actual results could differ from these judgments and estimates under different conditions, resulting in a change that could have a material impact on the carrying values of our assets and liabilities and our results of operations.

Allowance for Loan Losses. We consider the allowance for loan losses to be a critical accounting policy. The allowance for loan losses is the amount estimated by management as necessary to cover losses inherent in the loan portfolio at the balance sheet date. The allowance is established through the provision for loan losses, which is charged to income. Determining the amount of the allowance for loan losses involves a high degree of judgment. Among the material estimates required to establish the allowance are: loss exposure at default; the amount and timing of future cash flows on impacted loans; value of collateral; and determination of loss factors to be applied to the various elements of the portfolio. All of these estimates are susceptible to significant change. Management reviews the level of the allowance at least quarterly and establishes the provision for loan losses based upon an evaluation of the portfolio, past loss experience, current economic conditions and other factors related to the collectibility of the loan portfolio. Although we believe that we use the best information available to establish the allowance for loan losses, future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making the evaluation. In addition, the OTS, as an integral part of its examination process, periodically reviews our allowance for loan losses. Such agency may require us to recognize adjustments to the allowance based on its judgments about information available to it at the time of its examination. A large loss could deplete the allowance and require increased provisions to replenish the allowance, which would adversely affect earnings. See note 1 of the notes to the financial statements included in this report.

Deferred Income Taxes. We use the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. If current available information raises doubt as to the realization of the deferred tax assets, a valuation allowance is established. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We exercise significant judgment in evaluating the amount and timing of recognition of the resulting tax liabilities and assets. These judgments require us to make projections of future taxable income. The judgments and estimates we make in determining our deferred tax assets, which are inherently subjective, are reviewed on a continual basis as regulatory and business factors change.

The calculation of deferred taxes for GAAP capital differs from the calculation of deferred taxes for regulatory capital. For regulatory capital, deferred tax assets that are dependent upon future taxable income for realization are limited to the lesser of either the amount of deferred tax assets that the institution expects to realize within one year of the calendar quarter-end date, or 10% of Delanco Federal Savings Bank's (the "Bank")Tier I capital. As a result of this variance, our Tier I regulatory capital ratio is lower then our GAAP capital ratio by 9 basis points.

Balance Sheet Analysis

Overview. Total assets at March 31, 2011 were $136.2 million, a decrease of $3.7 million, or 2.7%, from total assets of $139.9 million at March 31, 2010. The change in the asset composition primarily reflected a decrease in loans of $3.3 million, and a decrease in investment securities of $0.7 million offset by an increase in cash and cash equivalents of $0.8 million.

Loans. At March 31, 2011, total loans, net, were $103.9 million, or 76.3% of total assets. During the year ended March 31, 2011, loans decreased by $3.3 million due primarily to pay-offs in commercial and multi-family real estate loans. Commercial and multi-family real estate loans decreased by $2.1 million, commercial loans decreased by $1.1 million and residential loans increased by $0.06 million.

Table 1: Loan Portfolio Analysis

	2011		2010		2009	
March 31, (Dollars in thousands)	**Amount**	**Percent**	**Amount**	**Percent**	**Amount**	**Percent**
Real estate loans:						
Residential	$ 80,222	76.2%	$ 79,637	73.5%	$ 70,806	67.2%
Commercial and multi-family	21,866	20.8	23,998	22.2	26,054	24.7
Construction	374	0.4	395	0.4	1,796	1.7
Total real estate loans	102,462	97.4	104,030	96.1	98,656	93.6
Commercial loans	1,736	1.6	2,821	2.6	4,618	4.4
Consumer loans	1,026	1.0	1,419	1.3	2,134	2.0
Total loans	105,224	100.0%	108,270	100.0%	105,408	100.0%
Loans in process	—		—		(139)	
Net deferred loan fees	(71)		(67)		(98)	
Allowance for losses	(1,286)		(999)		(1,547)	
Loans, net	$ 103,867		$ 107,204		$ 103,624	

The following table sets forth certain information at March 31, 2011 regarding the dollar amount of loan principal repayments becoming due during the periods indicated. The table does not include any estimate of prepayments which significantly shorten the average life of all loans and may cause our actual repayment experience to differ from that shown below. Demand loans having no stated schedule of repayments and no stated maturity are reported as due in one year or less. The amounts shown below exclude applicable loans in process, unearned interest in consumer loans and net deferred loan costs. Our adjustable-rate mortgage loans generally do not provide for downward adjustments below the initial discounted contract rate. When market interest rates rise, the interest rates on these loans may increase based on the contract rate (the index plus the margin) exceeding the initial interest rate floor.

Table 2: Contractual Maturities and Interest Rate Sensitivity

March 31, 2011 (Dollars in thousands)	Real Estate Loans	Commercial Loans	Consumer Loans	Total Loans
Amounts due in:				
One year or less	$12,831	$ 531	$82	$13,444
More than one to five years	18,192	244	222	18,658
More than five years	71,439	962	722	73,123
Total	102,462	1,737	1,026	105,225
Interest rate terms on amounts due after one year:				
Fixed-rate loans	80,461	244	589	81,294
Adjustable-rate loans	9,170	962	355	10,487
Total	$89,631	$1,206	$944	$91,781

Securities. The investment securities portfolio was $15.9 million, or 11.7% of total assets, at March 31, 2011. At that date, 42.7% of the investment portfolio was invested in mortgage-backed securities, while the remainder was invested primarily in U.S. Government agency and other debt securities. The portfolio decrease was due to the pay down of principal on mortgage backed securities.

Table 3: Investment Securities

March 31, (Dollars in thousands)	2011 Amortized Cost	2011 Fair Value	2010 Amortized Cost	2010 Fair Value	2008 Amortized Cost	2008 Fair Value
Securities available for sale:						
Mutual funds	$ 249	$ 248	$ 256	$ 258	$ 245	$ 223
Total available for sale	249	248	256	258	245	223
Securities held to maturity:						
Government sponsored enterprise securities	8,890	8,650	6,997	7,013	2,500	2,508
Mortgage-backed securities	6,806	7,031	9,363	9,793	11,782	12,223
Total held to maturity	15,696	15,681	16,360	16,806	14,282	14,731
Total	$ 15,945	$ 15,929	$ 16,616	$ 17,064	$ 14,527	$ 14,954

The following table sets forth the stated maturities and weighted average yields of our mortgage-backed securities at March 31, 2011. Certain mortgage-backed securities have adjustable interest rates and will reprice annually within the various maturity ranges. These repricing schedules are not reflected in the table below. Approximately $0.9 million of the mortgage-backed securities listed have adjustable interest rates.

Table 4: Investment Maturities Schedule

March 31, 2011 (Dollars in thousands)	One Year or Less Carrying Value	One Year or Less Weighted Average Yield	More than One Year to Five Years Carrying Value	More than One Year to Five Years Weighted Average Yield	More than Five Years to Ten Years Carrying Value	More than Five Years to Ten Years Weighted Average Yield	More than Ten Years Carrying Value	More than Ten Years Weighted Average Yield	Total Carrying Value	Total Weighted Average Yield
Securities available-for-sale:										
Mutual funds	$ —	— %	$ —	— %	$ —	— %	$ —	— %	$ 248	— %
Total available for sale	—	—	—	—	—	—	—	—	$ 248	—
Securities held to maturity:										
Government sponsored enterprise securities	144	1.60	1,000	1.88	6,747	3.20	999	4.05	8,890	3.12
Mortgage-backed securities	1,876	6.02	880	4.38	8	8.68	4,042	4.12	6,806	4.68
Total held to maturity	2,020	5.70	1,880	3.05	6,755	3.21	5,041	4.10	15,696	3.80
Total	$ 2,020	5.70%	$ 1,880	3.05%	$ 6,755	3.21%	$ 5,041	4.10%	$ 15,944	3.80%

Deposits. Our deposit base is comprised of demand deposits, money market and passbook accounts and time deposits. We consider demand deposits and money market and passbook accounts to be core deposits. At March 31, 2011, core deposits were 47.0% of total deposits. We do not have any brokered deposits. Overall deposits decreased by $6.3 million as the Bank attracted core deposits and reduced higher costing deposits.

Table 5: Deposits

March 31, (Dollars in thousands)	2011 Amount	2011 Percent	2010 Amount	2010 Percent	2009 Amount	2009 Percent
Noninterest-bearing demand deposits	$ 4,161	3.4%	$ 3,941	3.1%	$ 2,519	2.2%
Interest-bearing demand deposits	13,136	10.9	9,922	7.8	10,036	8.8
Savings and money market accounts	39,550	32.7	42,510	33.4	39,241	34.4
Certificates of deposit	63,995	53.0	70,791	55.7	62,187	54.6
Total	$ 120,842	100.0%	$127,164	100.0%	$ 113,983	100.0%

Table 6: Time Deposit Maturities of $100,000 or more

March 31, 2011 (Dollars in thousands)	Certificates of Deposit
Maturity Period	
Three months or less	S 4,389
Over three through six months	3,099
Over six through twelve months	3,787
Over twelve months	6,727
Total	$18,002

Borrowings. For recent periods, we have occasionally used short-term FHLB and Atlantic Central Banker's Bank advances as an additional source of liquidity. At March 31, 2011, we had $2,100,000 in advances outstanding.

Table 7: Borrowings

March 31, (Dollars in thousands)	2011	2010	2009
Maximum amount outstanding at any month end during the period:			
Advances	$ 2,100	$ 3,000	$3,750
Average amount outstanding during the period (1):			
Advances	175	917	833
Weighted average interest rate during the period (1):			
Advances	0.89%	1.89%	1.48%
Balance outstanding at end of period:			
Advances	2,100	—	3,750
Weighted average interest rate at end of period:			
Advances	0.89%	—	1.26%

(1) Averages are based on month-end balances.

Results of Operations for the Years Ended March 31, 2011 and 2010

Financial Highlights. Net income for the year ended March 31, 2011 was $468,000 compared to net income of $183,000 for the year ended March 31, 2010. The increase in net income was the result of an increase in net interest income and a decrease in provision for loan losses partially offset by an increase in income taxes.

Table 8: Summary Income Statements

Year Ended March 31, (Dollars in thousands)	2011	2010	2011 v. 2010	% Change
Net interest income	$ 4,803	$ 4,333	$ 470	10.8%
Provision for loan losses	440	1,140	(700)	61.4
Noninterest income	134	174	(40)	23.0
Noninterest expenses	3,740	3,666	74	2.0
Net income	468	183	285	155.7
Return on average equity	3.89%	1.59%		
Return on average assets	0.34	0.13		

Net Interest Income. Net interest income increased $470,000 to $4.8 million for the year ended March 31, 2011 from $4.3 million for the year ended March 31, 2010 driven by a decline of interest paid on deposits. Both the 42 basis point increase in our interest rate spread and the 39 basis point increase in our net interest margin reflect the improvement the Bank has made in reducing its cost of funds. The rates earned on assets declined, resulting in a 4.0% decrease in total interest income as compared to a 28.4% decrease in total interest expense.

Average loans in the year ended March 31, 2011 decreased $1.9 million or 1.8%, compared with 2010, driven by pay-offs in commercial loans and offset by growth in the residential real estate loan portfolio.

Average investment securities in the year ended March 31, 2011 increased $1.3 million, or 9.2%, compared to 2010. The growth in the investment portfolio was due to the increase in U.S. Government and agency securities. Declining interest rates decreased the average yield on earning assets to 5.32% for the year ended March 31, 2011, compared with 5.52% for 2010.

Average interest-bearing deposits in the year ended March 31, 2011 remained relatively stable, increasing $685,000, compared with 2010.

Table 9: Analysis of Net Interest Income

Year Ended March 31, (Dollars in thousands)	2011	2010	2011 v. 2010	% Change
Components of net interest income				
Loans	$ 6,061	$ 6,279	$ (218)	(3.5)%
Investment securities	632	694	(62)	(8.9)
Total interest income	6,693	6,973	(280)	(4.0)
Deposits	1,890	2,620	(730)	(27.9)
Borrowings	—	20	(20)	(100.0)
Total interest expense	1,890	2,640	(750)	(28.4)
Net interest income	4,803	4,333	470	10.8
Average yields and rates paid				
Interest-earning assets	5.32%	5.52%	(20)bp	
Interest-bearing liabilities	1.57	2.19	(62)	
Interest rate spread	3.75	3.33	42	
Net interest margin	3.82	3.43	39	
Average balances				
Loans	$105,400	$107,341	$(1,941)	(1.8)
Investment securities	15,821	14,484	1,337	9.2
Earning assets	125,823	126,350	(527)	(0.4)
Interest-bearing deposits	120,054	119,369	685	0.6

Provision for Loan Losses. The allowance for loan losses is a valuation allowance for probable losses inherent in the loan portfolio. We evaluate the need to establish allowances against losses on loans on a quarterly basis. When additional allowances are necessary, a provision for loan losses is charged to earnings. Provisions for loan losses were $440,000 in the year ended March 31, 2011 compared to $1.1 million in the year ended March 31, 2010. The provision for loan losses was primarily attributable to management's systematic evaluation of risk associated with the loan portfolio. We had $206,000 in charge-offs in the year ended March 31, 2011, compared to $1.7 million in charge-offs in the year ended March 31, 2010.

The allowance for loan losses was $1.3 million, or 1.22% of total loans outstanding as of March 31, 2011 as compared with $1.0 million, or 0.92% as of March 31, 2010. An analysis of the changes in the allowance for loan losses is presented under "*Risk Management – Analysis and Determination of the Allowance for Loan Losses.*"

Noninterest Income. Noninterest income decreased in year ended March 31, 2011 compared to the same period in the prior year as we did not recognize a gain on the sale of investment securities. Rental income was received on our Cinnaminson rental space.

Table 10: Noninterest Income Summary

Year Ended March 31, (Dollars in thousands)	2011	2010	$ Change	% Change
Service charges	$ 135	127	$ 8	6.3%
Gain on sale of investment	—	15	(15)	(100.0)
Loss on sale of real estate owned	(27)	—	(27)	—
Rental income	6	1	5	500.0
Income from bank owned life insurance	6	6	—	—
Other	14	25	(11)	(44.0)
Total	134	$ 174	(40)	(23.0)

Noninterest Expenses. Noninterest expenses increased in the year ended March 31, 2011 by $74,000 over the prior year. Increases in FDIC insurance premiums, real estate owned expense and professional fees incurred in our loan workout/recoveries were partially offset by decreases in salaries and benefits. Data processing expense increased due to credits that expired during the year.

Table 11: Noninterest Expense Summary

Year Ended March 31, (Dollars in thousands)	2011	2010	$ Change	% Change
Salaries and employee benefits	$ 1,579	$ 1,762	$ (183)	(10.4)%
Advertising	25	34	(9)	(26.5)
Office supplies, telephone and postage	91	117	(26)	(22.2)
Occupancy expense	719	697	22	3.2
Federal insurance premiums	381	289	92	31.8
Real estate owned loss reserve	88	75	13	17.3
Data processing expenses	196	131	65	49.6
ATM expenses	22	23	(1)	(4.3)
Bank charges and fees	90	103	(13)	(12.6)
Insurance and surety bond premiums	71	69	2	2.9
Dues and subscriptions	27	35	(8)	(22.9)
Professional fees	245	193	52	26.9
Real estate owned expense	66	13	53	407.7
Other	140	125	15	12.0
Total	$ 3,740	$ 3,666	74	2.0%

Income Tax Expense/Benefit. The expense for income taxes was $289,000 for 2011, compared to a credit of $482,000 for 2010.

Average Balance Sheets and Related Yields and Rates

The following table presents information regarding average balances of assets and liabilities, the total dollar amounts of interest income and dividends from average interest-earning assets, the total dollar amounts of interest expense on average interest-bearing liabilities, and the resulting annualized average yields and costs. The yields and costs for the periods indicated are derived by dividing income or expense by the average balances of assets or liabilities, respectively, for the periods presented. For purposes of this table, average balances have been calculated using month-end balances, and nonaccrual loans are included in average balances only. Management does not believe that use of month-end balances instead of daily average balances has caused any material differences in the information presented. Loan fees are included in interest income on loans and are insignificant.

Table 12: Average Balance Tables

	2011			2010		
Year Ended March 31, (Dollars in thousands)	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost
Assets:						
Interest-earning assets:						
Loans	$ 105,400	$ 6,061	5.75%	$ 107,341	$6,279	5.85%
Investment securities	15,821	624	3.94	14,484	670	4.63
Other interest-earning assets	4,602	8	0.17	4,525	24	0.53
Total interest-earning assets	125,823	6,693	5.32	126,350	6,973	5.52
Noninterest-earning assets	11,366			11,155		
Total assets	$ 137,189			$ 137,505		
Liabilities and equity:						
Interest-bearing liabilities:						
Interest-bearing demand deposits	$ 13,049	84	0.64	$ 11,945	105	0.88
Savings and money market accounts	40,538	342	0.84	39,331	497	1.26
Certificates of deposit	66,467	1,464	2.20	68,093	2,018	2.96
Total interest-bearing deposits	120,054	1,890	1.57	119,369	2,620	2.19
FHLB advances	6	—	—	1,099	20	1.82
Total interest-bearing liabilities	120,060	1,890	1.57	120,468	2,640	2.19
Noninterest-bearing demand deposits	4,143			4,121		
Other noninterest-bearing liabilities	968			1,382		
Total liabilities	125,171			125,971		
Retained earnings	12,018			11,534		
Total liabilities and retained earnings	$ 137,189			$137,505		
Net interest income		$ 4,803			$4,333	
Interest rate spread			3.75			3.33
Net interest margin			3.82			3.43
Average interest-earning assets to average interest-bearing liabilities	104.80%			104.88%		

Rate/Volume Analysis. The following tables set forth the effects of changing rates and volumes on our net interest income. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). Changes due to both volume and rate have been allocated proportionally to the volume and rate changes. The net column represents the sum of the prior columns.

Table 13: Net Interest Income – Changes Due to Rate and Volume

2011 Compared to 2010 (Dollars in thousands)	Volume	Rate	Net
Interest income:			
Loans receivable	$(113)	$(105)	$(218)
Investment securities	62	(108)	(46)
Other interest-earning assets	—	(16)	(16)
Total	(51)	(229)	(280)
Interest expense:			
Deposits	14	(744)	(730)
FHLB advances	(20)	—	(20)
Total	(6)	(744)	(750)
Increase (decrease) in net interest income	$ (45)	$ 515	$ 470

Risk Management

Overview. Managing risk is an essential part of successfully managing a financial institution. Our most prominent risk exposures are credit risk, interest rate risk and market risk. Credit risk is the risk of not collecting the interest and/or the principal balance of a loan or investment when it is due. Interest rate risk is the potential reduction of interest income as a result of changes in interest rates. Market risk arises from fluctuations in interest rates that may result in changes in the values of financial instruments, such as available-for-sale securities that are accounted for on a mark-to-market basis. Other risks that we face are operational risks, liquidity risks and reputation risk. Operational risks include risks related to fraud, regulatory compliance, processing errors, technology and disaster recovery. Liquidity risk is the possible inability to fund obligations to depositors, lenders or borrowers. Reputation risk is the risk that negative publicity or press, whether true or not, could cause a decline in our customer base or revenue.

Credit Risk Management. Our strategy for credit risk management focuses on having well-defined credit policies and uniform underwriting criteria and providing prompt attention to potential problem loans. See *"Regulation and Supervision—Cease and Desist Order"* for further information on certain regulatory directives applicable to our credit functions.

When a borrower fails to make a required loan payment, we take a number of steps to have the borrower cure the delinquency and restore the loan to current status, including contacting the borrower by letter and phone at regular intervals. When the borrower is in default, we may commence collection proceedings. If a foreclosure action is instituted and the loan is not brought current, paid in full, or refinanced before the foreclosure sale, the real property securing the loan generally is acquired at foreclosure and subsequently sold. Generally, when a consumer loan becomes 60 days past due, we institute collection proceedings and attempt to repossess any personal property that secures the loan. Management informs the board of directors monthly of the amount of loans delinquent more than 30 days, all loans in foreclosure and repossessed property that we own.

Analysis of Nonperforming and Classified Assets. We consider repossessed assets and loans that are 90 days or more past due to be nonperforming assets. Loans are generally placed on nonaccrual status when they become 90 days delinquent at which time the accrual of interest ceases and the allowance for any uncollectible accrued interest is established and charged against operations. Typically, payments received on a nonaccrual loan are applied to the outstanding principal and interest as determined at the time of collection of the loan.

Real estate that we acquire as a result of foreclosure or by deed-in-lieu of foreclosure is classified as real estate owned until it is sold. When property is acquired it is recorded at the lower of its cost, which is the unpaid balance of the loan, plus foreclosure costs, or fair market value at the date of foreclosure. Holding costs and declines in fair value after acquisition of the property result in charges against income.

Table 14: Nonperforming Assets

March 31, (Dollars in thousands)	2011	2010	2009
Nonaccrual loans:			
Residential real estate	$ 2,973	$ 2,053	$ 361
Commercial and multi-family real estate	2,374	3,789	6,031
Construction	—	—	760
Commercial	46	225	596
Consumer	11	—	550
Total	5,404	6,067	8,298
Accruing loans past due 90 days or more:			
Residential real estate	—	—	128
Commercial and multi-family real estate	—	—	—
Construction	—	—	—
Commercial	—	—	—
Consumer	—	—	—
Total	—	—	128
Other nonperforming assets	771	413	295
Total nonperforming assets	6,175	6,480	8,721
Troubled debt restructurings	2,438	3,792	303
Troubled debt restructurings and total nonperforming assets	$8,613	$ 10,272	$ 9,024
Total nonperforming loans to total loans	5.14%	5.60%	8.27%
Total nonperforming loans to total assets	3.97	4.34	6.46
Total nonperforming assets and troubled debt restructurings to total assets	6.33	7.34	6.92

Interest income that would have been recorded for the year ended March 31, 2011, had non-accruing loans been current according to their original terms amounted to $459,000. No uncollected interest related to nonaccrual loans was included in interest income for the year ended March 31, 2011.

Federal regulations require us to review and classify our assets on a regular basis. In addition, the OTS has the authority to identify problem assets and, if appropriate, require them to be classified. There are three classifications for problem assets: substandard, doubtful and loss. "Substandard assets" must have one or more defined weaknesses and are characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected. "Doubtful assets" have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified "loss" is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted. The regulations also provide for a "special mention" category, described as assets which do not currently expose us to a sufficient degree of risk to warrant classification but do possess credit deficiencies or potential weaknesses deserving our close attention. When we classify an asset as substandard or doubtful we establish a specific allowance for loan losses. If we classify an asset as loss, we charge off an amount equal to 100% of the portion of the asset classified loss.

Table 15: Classified Assets

March 31, (Dollars in thousands)	2011	2010	2009
Special mention assets	$ 1,026	$ 2,545	$ 5,105
Substandard assets	9,639	9,898	6,515
Doubtful assets	—	225	13
Loss assets	—	—	—
Total classified assets	$ 10,665	$12,668	$ 11,633

Other than disclosed in the above tables, there are no other loans that management has serious doubts about the ability of the borrowers to comply with the present loan repayment terms.

Analysis and Determination of the Allowance for Loan Losses. The allowance for loan losses is a valuation allowance for probable losses inherent in the loan portfolio. We evaluate the need to establish allowances against losses on loans on a quarterly basis. When additional allowances are necessary, a provision for loan losses is charged to earnings.

Our methodology for assessing the appropriateness of the allowance for loan losses consists of: (1) a specific valuation allowance on identified problem loans; (2) a general valuation allowance on the remainder of the loan portfolio; and (3) an unallocated component. Although we determine the amount of each element of the allowance separately, the entire allowance for loan losses is available to absorb losses in the loan portfolio.

For loans that are classified as impaired, we establish an allowance when the discounted cash flows (or collateral value or observable market price) of the loan is lower than its carrying value. We also establish a specific allowance for classified loans that do not have an individual allowance. The evaluation is based on our asset review and classified loan list.

We establish a general allowance for loans that are not classified to recognize the inherent losses associated with lending activities. This general valuation allowance is determined by segregating the loans by loan category and assigning allowance percentages to each category. The allowance percentages have been derived using percentages commonly applied under the regulatory framework for Delanco Federal Savings Bank and other similarly-sized institutions. The percentages may be adjusted for significant factors that, in management's judgment, affect the collectibility of the portfolio as of the evaluation date. These significant factors may include changes in lending policies and procedures, changes in existing general economic and business conditions affecting our primary lending areas, credit quality trends, collateral value, loan volumes and concentrations, seasoning of the loan portfolio, recent loss experience in particular segments of the portfolio, duration of the current business cycle and bank regulatory examination results. The applied loss factors are reevaluated periodically to ensure their relevance in the current economic environment. An unallocated component is maintained to cover uncertainties that could affect our estimate of probable losses.

We identify loans that may need to be charged off as a loss by reviewing all delinquent loans, classified loans and other loans that management may have concerns about collectibility. For individually reviewed loans, the borrower's inability to make payments under the terms of the loan or a shortfall in collateral value would result in our charging off the loan or the portion of the loan that was impaired.

The OTS, as an integral part of its examination process, periodically reviews our allowance for loan losses. The OTS may require us to make additional provisions for loan losses based on judgments different from ours. As a result of a recent examination, we classified several commercial loans due to documentation deficiencies.

At March 31, 2011, our allowance for loan losses represented 1.22% of total gross loans. The allowance for loan losses increased 28.7% from March 31, 2010 to March 31, 2011. The increase in the allowance was primarily attributable to residential loans. Although non-performing loans decreased during the year ended March 31, 2011, the allowance for loan losses was deemed adequate.

The following table sets forth the breakdown of the allowance for loan losses by loan category at the dates indicated.

Table 16: Allocation of Allowance of Loan Losses

March 31, (Dollars in thousands)	2011		2010		2009	
	Amount	**% of Loans in Category to Total Loans**	**Amount**	**% of Loans in Category to Total Loans**	**Amount**	**% of Loans in Category to Total Loans**
Residential real estate	$507	76.2%	$ 125	73.5%	$ —	67.2%
Commercial and multi-family real estate	596	20.8	683	22.2	571	24.7
Construction	—	0.4	—	0.4	—	1.7
Commercial	70	1.6	101	2.6	758	4.4
Consumer	113	1.0	91	1.3	218	2.0
Unallocated	—	-	—	—	—	—
Total allowance for loan losses	$1,286	100.0%	$ 999	100.0%	$ 1,547	100.0%

Although we believe that we use the best information available to establish the allowance for loan losses, future adjustments to the allowance for loan losses may be necessary and our results of operations could be adversely affected if circumstances differ substantially from the assumptions used in making the determinations.

Furthermore, while we believe we have established our allowance for loan losses in conformity with generally accepted accounting principles, there can be no assurance that regulators, in reviewing our loan portfolio, will not require us to increase our allowance for loan losses. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that the existing allowance for loan losses is adequate or that increases will not be necessary should the quality of any loans deteriorate as a result of the factors discussed above. Any material increase in the allowance for loan losses may adversely affect our financial condition and results of operations.

Table 17: Analysis of Loan Loss Experience

Year Ended March 31, (Dollars in thousands)	2011	2010	2009
Allowance at beginning of period	$ 999	$ 1,547	$1,353
Provision for loan losses	440	1,140	1,127
Charge offs:			
Residential real estate loans	31	—	2
Commercial and multi-family real estate loans	92	815	444
Construction loans	—	—	—
Commercial loans	51	503	614
Consumer loans	32	419	194
Total charge-offs	206	1,737	1,254
Recoveries	53	49	321
Net charge-offs	153	1,688	933
Allowance at end of period	$ 1,286	$ 999	$1,547
Allowance to nonperforming loans	23.80%	16.47%	17.74%
Allowance to total loans outstanding at the end of the period	1.22	0.92	1.47
Net charge-offs (recoveries) to average loans outstanding during the period	0.15	1.57	0.94

Interest Rate Risk Management. Our earnings and the market value of our assets and liabilities are subject to fluctuations caused by changes in the level of interest rates. We manage the interest rate sensitivity of our interest-bearing liabilities and interest-earning assets in an effort to minimize the adverse effects of changes in the interest rate environment. Deposit accounts typically react more quickly to changes in market interest rates than mortgage loans because of the shorter maturities of deposits. As a result, sharp increases in interest rates may adversely affect our earnings while decreases in interest rates may beneficially affect our earnings. To reduce the potential volatility of our earnings, we have sought to improve the match between asset and liability maturities and rates, while maintaining an acceptable interest rate spread. Our strategy for managing interest rate risk emphasizes originating balloon loans or loans with adjustable interest rates and promoting core deposit products and short-term time deposits.

We have an Asset/Liability Management Committee to coordinate all aspects involving asset/liability management. The committee establishes and monitors the volume, maturities, pricing and mix of assets and funding sources with the objective of managing assets and funding sources to provide results that are consistent with liquidity, growth, risk limits and profitability goals.

We use an interest rate sensitivity analysis prepared by the OTS to review our level of interest rate risk. This analysis measures interest rate risk by computing changes in net portfolio value of our cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates. Net portfolio value represents the market value of portfolio equity and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items. This analysis assesses the risk of loss in market risk sensitive instruments in the event of a sudden and sustained 50 to 300 basis point increase or 50 to 100 basis point decreases in market interest rates with no effect given to any steps that we might take to counter the effect of that interest rate movement. We measure interest rate risk by modeling the changes in net portfolio value over a variety of interest rate scenarios. The following table, which is based on information that we provide to the OTS, presents the change in our net portfolio value at March 31, 2011 that would occur in the event of an immediate change in interest rates based on OTS assumptions, with no effect given to any steps that we might take to counteract that change.

Table 18: NPV Analysis

Basis Point ("bp") Change in Rates	Net Portfolio Value (Dollars in thousands)			Net Portfolio Value as % of Portfolio Value of Assets	
	$ Amount	**$ Change**	**% Change**	**NPV Ratio**	**Change**
300	$ 7,486	$ (8,450)	(53)%	5.71%	(556) bp
200	10,568	(5,368)	(34)	7.84	(343)
100	13,511	(2,425)	(15)	9.76	(150)
50	14,685	(1,251)	(8)	10.50	(77)
0	15,936	—	—	11.26	—
(50)	16,701	765	5	11.71	45
(100)	17,591	1,655	10	12.25	98

The OTS uses certain assumptions in assessing the interest rate risk of savings associations. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates, and the market values of certain assets under differing interest rate scenarios, among others. As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate mortgage loans, have features that restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, expected rates of prepayments on loans and early withdrawals from certificates could deviate significantly from those assumed in calculating the table.

Liquidity Management. Liquidity is the ability to meet current and future financial obligations of a short-term nature. Our primary sources of funds consist of deposit inflows, loan repayments, maturities of and payments on investment securities and borrowings from the Federal Home Loan Bank of New York, Atlantic Central Bankers Bank and the Federal Reserve Bank of Philadelphia. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition.

We regularly adjust our investments in liquid assets based upon our assessment of (1) expected loan demand, (2) expected deposit flows, (3) yields available on interest-earning deposits and securities and (4) the objectives of our asset/liability management policy.

Our most liquid assets are cash and cash equivalents. The levels of these assets depend on our operating, financing, lending and investing activities during any given period. At March 31, 2011, cash and cash equivalents totaled $5.7 million. At March 31, 2011, we had $2.1 million in outstanding borrowings and had arrangements to borrow up to an additional $6.7 million from the Federal Home Loan Bank of New York.

At March 31, 2011, substantially all of our investment securities were classified as held to maturity. We have classified our investments in this manner, rather than as available for sale, because they were purchased primarily to provide a source of income and not to provide liquidity. We anticipate that a portion of future investments will be classified as available for sale in order to give us greater flexibility in the management of our investment portfolio.

A significant use of our liquidity is the funding of loan originations. At March 31, 2011, we had $2.3 million in loan commitments outstanding. In addition, we had $5.7 million in unused lines of credit. Historically, many of the lines of credit expire without being fully drawn; therefore, the total commitment amounts do not necessarily represent future cash requirements. Another significant use of our liquidity is the funding of deposit withdrawals. Certificates of deposit due within one year of March 31, 2011 totaled $42.9 million, or 67.0% of certificates of deposit. The large percentage of certificates of deposit that mature within one year reflects customers' hesitancy to invest their funds for long periods in the recent low interest rate environment. If these maturing deposits do not remain with us, we will be required to seek other sources of funds, including other certificates of deposit and borrowings. Depending on market conditions, we may be required to pay higher rates on such deposits or other borrowings than we currently pay on the certificates of deposit due on or before March 31, 2011. We believe, however, based on past experience that a significant portion of our certificates of deposit will remain with us. We have the ability to attract and retain deposits by adjusting the interest rates offered.

Our primary investing activities are the origination and purchase of loans and the purchase of securities. Our primary financing activities consist of activity in deposit accounts and Federal Home Loan Bank advances. Deposit flows are affected by the overall level of interest rates, the interest rates and products offered by us and our local competitors and other factors. We generally manage the pricing of our deposits to be competitive. Occasionally, we offer promotional rates on certain deposit products to attract deposits.

The Company is a separate entity and apart from the Bank and must provide for its own liquidity. As of March 31, 2011, the Company had $278,000 in cash and cash equivalents compared to $261,000 as of March 31, 2010. Substantially all of the Company's cash and cash equivalents were obtained from proceeds it retained from the Bank's mutual-to-stock conversion completed in March 2007. In addition to its operating expenses, Company may utilize its cash position for the payment of dividends or to repurchase common stock, subject to applicable restrictions.

The Company can receive dividends from the Bank. Payment of such dividends to the Company by the Bank is limited under federal law. The amount that can be paid in any calendar year, without prior regulatory approval, cannot exceed the retained net earnings (as defined) for the year plus the preceding two calendar years. The Company believes that such restriction will not have an impact on the Company's ability to meet its ongoing cash obligations.

Capital Management. We are subject to various regulatory capital requirements administered by the OTS, including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories. At March 31, 2011, we exceeded all of our regulatory capital requirements. We are considered "well capitalized" under regulatory guidelines. See "*Regulation and Supervision—Regulation of Federal Savings Associations—Capital Requirements,*" and note 19 of the notes to the financial statements.

Off-Balance Sheet Arrangements. In the normal course of operations, we engage in a variety of financial transactions that, in accordance with generally accepted accounting principles are not recorded in our financial statements. These transactions involve, to varying degrees, elements of credit, interest rate and liquidity risk. Such transactions are used primarily to manage customers' requests for funding and take the form of loan commitments and lines of credit. For information about our loan commitments and unused lines of credit, see note 18 of the notes to the financial statements.

For the year ended March 31, 2011, we did not engage in any off-balance sheet transactions reasonably likely to have a material effect on our financial condition, results of operations or cash flows.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information required by this item is incorporated herein by reference to Part II, Item 7, "*Management's Discussion and Analysis of Financial Condition and Results of Operations.*"

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Information required by this item is included herein beginning on page F-1.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

The Company's management, including the Company's principal executive officer and principal financial officer, have evaluated the effectiveness of the Company's "disclosure controls and procedures," as such term is defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Based upon their evaluation, the principal executive officer and principal financial officer concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective for the purpose of ensuring that the information required to be disclosed in the reports that the Company files or submits under the Exchange Act with the Securities and Exchange Commission (the "SEC") (1) is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and (2) is accumulated and communicated to the Company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b) Internal Control Over Financial Reporting

Management's report on internal control over financial reporting is incorporated herein by reference to the section captioned *"Management's Report on Internal Control Over Financial Reporting"* immediately preceding the Company's Consolidated Financial Statements beginning on page F-1 of this Annual Report on Form 10-K.

(c) Changes in Internal Control Over Financial Reporting

Except as indicated herein, there were no changes in the Company's internal control over financial reporting during the three months ended March 31, 2011 that have materially affected, or are reasonable likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Directors

For information relating to the directors of the Company, the section captioned *"Proposal 1 – Election of Directors"* in the Company's Proxy Statement for the 2011 Annual Meeting of Stockholders is incorporated by reference.

Executive Officers and Key Employees

The executive officers of Delanco MHC and Delanco Bancorp are elected annually by the board of directors and serve at the board's discretion. Ages presented are as of March 31, 2011. The executive officers of Delanco MHC and Delanco Bancorp are:

Name	Position
James E. Igo	Chairman, President and Chief Executive Officer
Eva Modi	Senior Vice President and Chief Financial Officer

The officers of Delanco Federal Savings Bank are elected annually by the board of directors and serve at the board's discretion. The executive officers and key employees of Delanco Federal Savings Bank are:

Name	Position
James E. Igo	Chairman, President and Chief Executive Officer
Eva Modi	Senior Vice President and Chief Financial Officer
Douglas R. Allen, Jr.	Senior Vice President

Below is information regarding our officers who are not also directors. Each officer has held his or her current position for at least the last five years, unless otherwise stated.

Eva Modi has been Senior Vice President and Chief Financial Officer of Delanco MHC, Delanco Bancorp and Delanco Federal Savings Bank since March 4, 2009. Ms. Modi served as Vice President – Accounting of Delanco Federal Savings Bank since December, 2007. Ms. Modi was previously employed by a public accounting firm from May 2002 until November 2007 as Senior Manager. Age 50.

Douglas R. Allen, Jr. has served as Senior Vice President since March 4, 2010 and previously served as President, Chief Executive Officer and Chief Financial Officer of Delanco MHC, Delanco Bancorp and Delanco Federal Savings Bank since January 1, 2008. Mr. Allen served as Senior Vice President and Chief Financial Officer of Delanco Federal Savings Bank since 1990 and of Delanco MHC and Delanco Bancorp since their formation. Mr. Allen joined Delanco Federal Savings Bank in 1976. Age 63.

Compliance with Section 16(a) of the Exchange Act

For information regarding compliance with Section 16(a) of the Exchange Act, the section captioned *"Compliance with Section 16(a) of the Exchange Act"* in the Company's Proxy Statement for the 2011 Annual Meeting of Stockholders is incorporated by reference.

Disclosure of Code of Ethics

The Board of Directors has adopted a Code of Ethics that applies to all employees of the Company. A copy of the code of ethics can be obtained, without charge, upon written request to James E. Igo, Delanco Bancorp, Inc., 615 Burlington Avenue, Delanco, New Jersey 08075.

Corporate Governance

For information regarding the audit committee and its composition and the audit committee financial expert, the section captioned *"Corporate Governance—Committees of the Board of Directors—Audit Committee"* in the Company's Proxy Statement for the 2011 Annual Meeting of Stockholders is incorporated by reference.

ITEM 11. EXECUTIVE COMPENSATION

For information regarding executive compensation the section entitled *"Executive Compensation"* and *"Directors' Compensation"* in the Company's Proxy Statement for the 2011 Annual Meeting of Stockholders are incorporated by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

(a) Security Ownership of Certain Owners

The information required by this item is incorporated herein by reference to the section captioned *"Stock Ownership"* in the Proxy Statement for the 2011 Annual Meeting of Stockholders.

(b) Security Ownership of Management

The information required by this item is incorporated herein by reference to the section captioned *"Stock Ownership"* in the Proxy Statement for the 2011 Annual Meeting of Stockholders.

(c) Changes in Control

Management of the Company knows of no arrangements, including any pledge by any person of securities of the Company, the operation of which may at a subsequent date result in a change in control of the registrant.

(d) Equity Compensation

No awards have been made under the Company's 2008 Equity Incentive Plan (the "Plan"), which Plan was approved by stockholders. The aggregate number of shares reserved and available for issuance pursuant to awards granted under the Plan is 112,141. The Plan authorizes the issuance of 80,101 shares pursuant to stock options and 32,040 shares pursuant to restricted stock awards.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

For information regarding certain relationships and related party transactions, the section captioned *"Other Information Relating to Directors and Executive Officers—Transactions with Related Persons"* in the Company's Proxy Statement for the 2011 Annual Meeting of Stockholders is incorporated by reference.

Corporate Governance

For information regarding director independence, the section captioned *"Corporate Governance—Director Independence"* in the Company's Proxy Statement for the 2011 Annual Meeting of Stockholders is incorporated by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

For information regarding the principal accountant fees and expenses, the section captioned *"Items to be Voted on by Stockholders—Item 2— Ratification of Independent Registered Public Accounting Firm—Audit and Non-Audit Fees"* and *"Items to be Voted on by Stockholders—Item 2—Ratification of Independent Registered Public Accounting Firm—Policy on Audit Committee Pre-Approval of Audit Committee and Permissible Non-Audit*

Services by the Independent Registered Public Accounting Firm" in the Company's Proxy Statement for the 2011 Annual Meeting of Stockholders is incorporated by reference.

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(1) The financial statements required in response to this item are incorporated by reference from Item 8 of this report.

(2) All financial statement schedules are omitted because they are not required or applicable, or the required information is shown in the consolidated financial statements or the notes thereto.

(3) Exhibits

3.1	Charter of Delanco Bancorp, Inc. (Incorporated herein by reference to Exhibit 3.1 to the Registration Statement on Form SB-2 (File No. 333-139339))
3.2	Bylaws of Delanco Bancorp, Inc. (Incorporated herein by reference to Exhibit 3.2 to the Form 8-K filed with the Securities and Exchange Commission on August 21, 2010)
4.0	Stock Certificate of Delanco Bancorp, Inc. (Incorporated herein by reference to Exhibit 4.1 to the Registration Statement on Form SB-2 (File No. 333-139339)
10.1	Order to Cease and Desist dated March 17, 2010, by and between Delanco Federal Savings Bank and the Office of Thrift Supervision (Incorporated herein by reference to Exhibit 10.1 to the Form 10-K filed with the Securities and Exchange Commission on June 28, 2010))
10.4	Delanco Federal Savings Bank Employee Severance Compensation Plan (Incorporated by reference from Exhibit 10.5 of the Form 10-KSB filed with the Securities and Exchange Commission on July 13, 2007)
10.5	Delanco Federal Savings Bank Directors Retirement Plan (Incorporated herein by reference to Exhibit 10.5 to the Registration Statement on Form SB-2 (File No. 333-139339))
10.6	Delanco Bancorp, Inc. 2008 Equity Incentive Plan (Incorporated herein by reference the Company's definitive proxy materials for the Annual Meeting of Stockholders filed with the Securities and Exchange Commission on July 17, 2008)
23.1	Consent of Connolly, Grady & Cha, P.C.
31.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
31.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
32.0	Section 1350 Certification

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DELANCO BANCORP, INC.

Date: June 29, 2011

By: /s/ James E. Igo
James E. Igo
Chairman, President and Chief Executive Officer

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Name	Title	Date
/s/ James E. Igo James E. Igo	Chairman, President and Chief Executive Officer	June 29, 2011
/s/ Eva Modi Eva Modi	Chief Financial Officer (principal financial and accounting officer)	June 29, 2011
/s/ Thomas J. Coleman, III Thomas J. Coleman, III	Director	June 29, 2011
/s/ William C. Jenkins William C. Jenkins	Director	June 29, 2011
/s/ John A. Latimer John A. Latimer	Director	June 29, 2011
/s/ Donald R. Neff Donald R. Neff	Director	June 29, 2011
/s/ James W. Verner James W. Verner	Director	June 29, 2011
/s/ Renee C. Vidal Renee C. Vidal	Director	June 29, 2011

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and of the preparation of our consolidated financial statements for external purposes in accordance with United States generally accepted accounting principles.

A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of its internal control over financial reporting as of March 31, 2011, using the criteria established in *Internal Control-Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission* ("COSO"). Based on this assessment, management has concluded that, as of March 31, 2011, the Company's internal control over financial reporting was effective based on the criteria.

This annual report does not include an attestation report of the Company's Independent Registered Public Accounting Firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's Independent Registered Public Accounting Firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

Delanco Bancorp, Inc. and Subsidiary
March 31, 2011 and 2010

Contents

	Page
Report of Independent Registered Public Accounting Firm	F-1
Financial Statements	
Consolidated Statements of Financial Condition As of March 31, 2011 and 2010	F-2
Consolidated Statements of Income For the Years Ended March 31, 2011 and 2010	F-3
Consolidated Statements of Changes in Stockholders' Equity For the Years Ended March 31, 2011 and 2010	F-4
Consolidated Statements of Cash Flows For the Years Ended March 31, 2011 and 2010	F-5
Notes to Consolidated Financial Statements	F-6



Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Delanco Bancorp, Inc.
615 Burlington Avenue
Delanco, New Jersey 08075

We have audited the accompanying consolidated statements of financial condition of Delanco Bancorp, Inc. and subsidiary (the Company) as of March 31, 2011 and 2010, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Delanco Bancorp, Inc. and subsidiary as of March 31, 2011 and 2010, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Connolly, Grady + Cha, P.C.

Certified Public Accountants

Philadelphia, Pennsylvania

June 3, 2011

Member of the American Institute of Certified Public Accountants,
Public Company Accounting Oversight Board, and Pennsylvania Institute of Certified Public Accountants

1608 Walnut Street, Suite 1703, Philadelphia, PA 19103 • (215) 735-4580 • Fax (215) 735-4584 • www.cgcpc.com

Delanco Bancorp, Inc. and Subsidiary
Consolidated Statements of Financial Condition

Assets

	March 31, 2011	March 31, 2010
Cash and cash equivalents		
Cash and amount due from depository institutions	$ 658,449	$ 674,788
Interest-bearing deposits in other banks	5,004,180	4,208,881
Total cash and cash equivalents	5,662,629	4,883,669
Investment securities		
Securities held-to-maturity (fair value of $15,680,809 and $16,806,099 at March 31, 2011 and 2010, respectively)	15,696,063	16,359,598
Securities available-for-sale (amortized cost of $249,295 and $255,699 at March 31, 2011 and 2010, respectively)	248,062	258,163
Total investment securities	15,944,125	16,617,761
Loans, net of allowance for loan losses of $1,286,301 and $998,526 at March 31, 2011 and 2010, respectively	103,867,330	107,204,042
Accrued interest receivable	458,524	492,682
Premises and equipment, net	7,398,015	7,723,970
Federal Home Loan Bank stock, at cost	274,700	206,700
Deferred income taxes	747,900	1,029,028
Bank-owned life insurance	141,703	136,004
Prepaid and refundable income taxes		11,822
Real estate owned	770,639	412,969
Other assets	906,834	1,203,676
Total Assets	$ 136,172,399	$ 139,922,323

Liabilities and Stockholders' Equity

	March 31, 2011	March 31, 2010
Liabilities		
Deposits		
Non-interest bearing deposits	$ 4,161,255	$ 3,940,884
Interest-bearing deposits	116,681,155	123,222,698
Total deposits	120,842,410	127,163,582
Line of credit from Atlantic Central Bankers Bank	1,000,000	
Advances from Federal Home Loan Bank	1,100,000	
Accrued interest payable	22,658	45,580
Advance payments by borrowers for taxes and insurance	394,864	424,291
Other liabilities	599,146	553,994
Total liabilities	123,959,078	128,187,447
Commitments and Contingencies (Note 20)		
Stockholders' Equity		
Preferred stock, $.01 par value, 3,000,000 shares authorized; None issued		
Common stock, $.01 par value, 7,000,000 shares authorized; 1,634,725 shares issued and outstanding as of March 31, 2011 and 2010	$ 16,347	$ 16,347
Additional paid-in capital	6,606,577	6,625,801
Retained earnings, substantially restricted	6,150,811	5,682,964
Unearned common stock held by employee stock ownership plan	(512,648)	(544,688)
Accumulated other comprehensive loss	(47,766)	(45,548)
Total stockholders' equity	12,213,321	11,734,876
Total Liabilities and Stockholders' Equity	$ 136,172,399	$ 139,922,323

See accompanying notes to consolidated financial statements.

Delanco Bancorp, Inc. and Subsidiary
Consolidated Statements of Income

	Years Ended March 31,	
	2011	2010
Interest Income		
Loans	$ 6,061,439	$ 6,278,720
Investment securities	631,675	694,104
Total interest income	6,693,114	6,972,824
Interest Expense		
Interest-bearing checking accounts	83,730	104,995
Passbook and money market accounts	341,974	497,228
Certificates of deposits	1,463,898	2,017,976
Advances from Federal Home Loan Bank	52	19,676
Total interest expense	1,889,654	2,639,875
Net interest income	4,803,460	4,332,949
Provision for loan losses	440,100	1,140,000
Net interest income after provision for loan losses	4,363,360	3,192,949
Non-Interest Income		
Service charges	134,655	127,052
Income from bank-owned life insurance	5,699	5,962
Rental income	6,733	783
Other	13,934	25,219
Net gain from sales of available-for-sale securities		15,053
Loss on sale of real estate owned	(27,472)	
Total non-interest income	133,549	174,069
Non-Interest Expense		
Salaries and employee benefits	1,579,165	1,761,953
Advertising	25,068	33,701
Office supplies, telephone and postage	91,127	117,175
Occupancy expense	718,731	697,250
Federal insurance premiums	381,252	289,090
Real estate owned – impairment losses	87,900	75,000
Data processing expenses	195,821	130,724
ATM expenses	21,844	23,052
Bank charges and fees	89,651	102,872
Insurance and surety bond premium	71,061	69,268
Dues and subscriptions	26,912	34,913
Professional fees	245,287	193,024
Real estate owned expenses	65,990	12,698
Other	140,170	125,593
Total non-interest expense	3,739,979	3,666,313
Income (Loss) Before Income Tax Expense (Benefit)	756,930	(299,295)
Income tax expense (benefit)	289,083	(482,446)
Net Income	$ 467,847	$ 183,151
Income per share		
Basic	$ 0.30	$ 0.12
Diluted	$ 0.30	$ 0.12
Weighted average shares outstanding		
Basic	1,583,460	1,580,256
Diluted	1,583,460	1,580,256

See accompanying notes to consolidated financial statements.

Delanco Bancorp, Inc. and Subsidiary
Consolidated Statements of Changes in Stockholders' Equity
Years Ended March 31, 2011 and 2010

	Common Stock		Additional Paid-in Capital	Retained Earnings	Common Stock Held By ESOP	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity	Comprehensive Income (Loss)
	Shares	Amount						
BALANCES, MARCH 31, 2009	1,634,725	$ 16,347	$ 6,652,235	$ 5,499,813	($ 576,729)	($ 70,249)	$ 11,521,417	
Net income				183,151			183,151	183,151
Net change in unrealized gain (loss) on securities available-for-sale, net of deferred taxes of $9,915						14,873	14,873	14,873
Postretirement benefit plan adjustments – net of deferred taxes of $6,552						9,828	9,828	9,828
Comprehensive income								$ 207,852
3204.05 shares of common stock transferred to ESOP for services			(26,434)		32,041		5,607	
BALANCES, MARCH 31, 2010	1,634,725	$ 16,347	$ 6,625,801	$ 5,682,964	($ 544,688)	($ 45,548)	$ 11,734,876	
Net income				467,847				467,847
Net change in unrealized gain (loss) on securities available-for-sale, net of deferred taxes of ($1,478)						(2,218)		(2,218)
Comprehensive income								$ 465,629
3204.05 shares of common stock transferred to ESOP for services			(19,224)		32,040			
BALANCES, MARCH 31, 2011	1,634,725	$ 16,347	$ 6,606,577	$ 6,150,811	($ 512,648)	($ 47,766)	$ 12,213,321	

See accompanying notes to consolidated financial statements.

Delanco Bancorp, Inc. and Subsidiary
Consolidated Statements of Cash Flows

	Years Ended March 31, 2011	2010
Cash Flows from Operating Activities		
Net income	$ 467,847	$ 183,151
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization of ESOP	12,816	5,607
Deferred income tax benefit	282,610	(453,062)
Gain on sale of available-for-sale securities, net		(15,053)
Loss on sale of real estate owned	27,472	
Depreciation	343,936	341,858
Amortization of premiums and discounts, net	(43,447)	(4,834)
Income from bank owned life insurance	(5,699)	(5,962)
Provision for loan losses	440,100	1,140,000
Proceeds from sale of other property owned		294,000
Proceeds from sale of real estate owned	160,469	
Impairment losses, real estate owned	87,900	75,000
Changes in operating assets and liabilities		
(Increase) decrease in:		
Accrued interest receivable	34,158	7,299
Other assets	296,842	(998,710)
Prepaid and refundable income taxes	11,822	550,149
Increase (decrease) in:		
Accrued interest payable	(22,922)	(166,382)
Other liabilities	45,152	(88,038)
Net cash provided by operating activities	2,139,056	865,023
Cash Flows from Investing Activities		
Proceeds from sale of securities available-for-sale	6,404	106,358
Purchases of securities available-for-sale		(117,014)
Purchases of securities held-to-maturity	(12,894,320)	(9,000,000)
Proceeds from maturities and principal repayments of securities held-to-maturity	13,601,302	6,927,491
Redemption (purchase) of Federal Home Loan Bank stock	(68,000)	139,200
Net (increase) decrease in loans	2,317,646	(5,207,668)
Purchases of premises and equipment	(17,983)	(41,596)
Improvements to real estate owned	(54,546)	
Net cash used in investing activities	2,890,503	(7,193,229)
Cash Flows from Financing Activities		
Net increase (decrease) in deposits	(6,321,172)	13,180,367
Net increase (decrease) in advance payments by borrowers for taxes and insurance	(29,427)	64,553
Borrowing on line of credit from Atlantic Central Bankers Bank	1,000,000	
(Payments on) advances from Federal Home Loan Bank	1,100,000	(3,750,000)
Net cash provided by (used in) financing activities	(4,250,599)	9,494,920
Net Increase in Cash and Cash Equivalents	$ 778,960	$ 3,166,714
Cash and Cash Equivalents, Beginning of Year	4,883,669	1,716,955
Cash and Cash Equivalents, End of Year	$ 5,662,629	$ 4,883,669
Supplemental Disclosures of Cash Flow Information		
Cash paid during the year for interest	$ 1,912,576	$ 2,806,257
Cash paid during the year for income taxes	$ 3,540	$ 1,560
Loans transferred to real estate owned	$ 578,966	$ 487,969
Total increase (decrease) in unrealized gain on securities available-for-sale, net of tax	($ 3,696)	$ 24,788

See accompanying notes to consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Date of Management's Review of Subsequent Events

The Company has evaluated subsequent events through the filing date of this report and determined that there were no recognized or non-recognized subsequent events to report.

Nature of Operations

Delanco Bancorp, Inc. (the "Company") is a federally-chartered subsidiary holding company whose principal activity is the ownership and management of its wholly-owned subsidiary, Delanco Federal Savings Bank (the "Bank"), and its wholly-owned inactive subsidiary, Delanco Financial Services Corporation. The Company is majority owned by Delanco MHC, a federally chartered mutual holding company. Delanco MHC has virtually no operations or assets other than an investment in the Company, and is not included in these financial statements. The Bank provides a variety of financial services to individual and business customers located primarily in Southern New Jersey and Southeastern Pennsylvania. The Bank's primary source of revenue is from single-family residential and commercial loans. The Bank is subject to regulation by the Office of Thrift Supervision and the Federal Deposit Insurance Corporation.

Basis of Consolidation

The accounting and reporting policies of the Company and the Bank conform with U.S. generally accepted accounting principles ("GAAP") and predominant practices within the banking industry. The consolidated financial statements of the Company include the accounts of Delanco Federal Savings Bank and its subsidiary, Delanco Financial Services Corporation. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans, the valuation of foreclosed real estate and the evaluation of income taxes. In connection with the determination of the estimated losses on loans and foreclosed real estate, management obtains independent appraisals for significant properties.

A majority of the Bank's loan portfolio consists of single-family residential and commercial loans in Southern New Jersey and Southeastern Pennsylvania. Accordingly, the ultimate collectibility of a substantial portion of the Bank's loan portfolio and the recovery of a substantial portion of the carrying amount of foreclosed real estate are susceptible to changes in local market conditions.

While management uses available information to recognize losses on loans and foreclosed real estate, further reductions in the carrying amounts of loans and foreclosed assets may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans and foreclosed real estate. Such agencies may require the Bank to recognize additional losses based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the estimated losses on loans and foreclosed real estate may change materially in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment Securities

Securities Held-to-Maturity: Securities that management has the positive intent and ability to hold to maturity are reported at cost, adjusted for amortization of premiums and accretion of discounts that are recognized in interest income using methods approximating the interest method over the period to maturity. Mortgage-backed securities represent participating interests in pools of long-term first mortgage loans originated and serviced by issuers of the securities. Mortgage-backed securities are carried at unpaid principal balances, adjusted for unamortized premiums and unearned discounts. Premiums and discounts are amortized using methods approximating the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments.

Securities Available-for-Sale: Available-for-sale securities consist of investment securities not classified as trading securities nor as held-to-maturity securities. Unrealized holding gains and losses, net of tax, on available-for-sale securities are included in other comprehensive income. Realized gains (losses) on available-for-sale securities are included in other income (expense) and, when applicable, are reported as a reclassification adjustment, net of tax, in other comprehensive income. Gains and losses on the sale of available-for-sale securities are determined using the specific-identification method. The amortization of premiums and the accretion of discounts are recognized in interest income using methods approximating the interest method over the period of maturity.

Declines in the fair value of individual held-to-maturity and available-for-sale securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value. The related write-downs are included in earnings as realized losses. In estimating other than temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Bank to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Loans and Allowance for Loan Losses

The Bank grants mortgage, commercial, consumer and lines of credit loans to customers. A substantial portion of the loan portfolio is represented by mortgage and commercial loans in Southern New Jersey and Southeastern Pennsylvania. The ability of the Bank's debtors to honor their contracts is dependent upon the real estate and general economic conditions in these areas.

Loans are stated at unpaid principal balances, less the allowance for loan losses and net deferred loan fees and unearned discounts.

Loan origination and commitment fees, as well as certain direct origination costs, are deferred and amortized as a yield adjustment over the lives of the related loans using the interest method. Amortization of deferred loan fees is discontinued when a loan is placed on nonaccrual status.

The recognition of income on a loan is discontinued and previously accrued interest is reversed, when interest or principal payments become ninety (90) days past due unless, in the opinion of management, the outstanding interest remains collectible. Past due status is determined based on contractual terms. Interest is subsequently recognized only as received until the loan is returned to accrual status. A loan is restored to accrual status when all interest and principal payments are current and the borrower has demonstrated to management the ability to make payments of principal and interest as scheduled. The Bank's practice is to charge off any loan or portion of a loan when the loan is determined by management to be uncollectible due to the borrower's failure to meet repayment terms, the borrower's deteriorating or deteriorated financial condition, the depreciation of the underlying collateral, the loan's classification as a loss by regulatory examiners, or for other reasons.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific, general, and unallocated components. The specific component relates to loans that are classified as doubtful, substandard, or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reason for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment.

Bank-Owned Life Insurance

The Bank owns a life insurance policy on the life of a retired member of the Board of Directors. The cash surrender value of the policy is recorded as an asset of the bank and changes in this value are reflected in non-interest income. Death benefit proceeds in excess of the policy's cash surrender value will be recognized as income upon receipt. There are no policy loans offset against the cash surrender value or restrictions on the use of the proceeds.

Premises and Equipment

Land is carried at cost. Other premises and equipment are recorded at cost less accumulated depreciation. Office buildings and improvements are depreciated using the straight line method using useful lives ranging from 3 to 40 years. Furniture, fixtures and equipment are depreciated using the straight line method with useful lives ranging from 3 to 10 years. Charges for maintenance and repairs are expensed as incurred.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Real Estate Owned

Real estate owned is comprised of properties acquired through foreclosure proceedings or acceptance of a deed in lieu of foreclosure. Real estate owned is recorded at the lower of the carrying value of the loan or the fair value of the property, net of estimated selling costs. Costs relating to the development or improvement of the properties are capitalized while expenses related to the operation and maintenance of properties are recorded as an expense as incurred. Gains or losses upon dispositions are reflected in earnings as realized. The Company had $770,639 and $412,969 in real estate owned at March 31, 2011 and 2010, respectively. The Company recorded $27,472 and $-0- loss on sale of real estate owned for the years ended March 31, 2011 and 2010, respectively.

Income Taxes

Income taxes are provided for the tax effects of the transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to tax net operating loss carryforwards and differences between the basis of available-for-sale securities, allowance for loan losses, estimated losses on foreclosed real estate, accumulated depreciation, and accrued employee benefits for financial and income tax reporting.

The deferred tax assets and liabilities represent the future tax return consequences of these differences, which will either be taxable or deductible when assets and liabilities are recovered or settled, as well as operating loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is established against deferred tax assets when in the judgment of management, it is more likely than not that such deferred tax assets will not become available. Because the judgment about the level of future taxable income is dependent to a great extent on matters that may, at least in part be beyond the Company's control, it is at least reasonably possible that management's judgment about the need for a valuation allowance for deferred taxes could change in the near term.

Statements of Cash Flows

The Company considers all cash and amounts due from depository institutions and interest-bearing deposits in other banks to be cash equivalents for purposes of the statements of cash flows.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expenses totaled $ 25,068 and $33,701 for the years ended March 31, 2011 and 2010, respectively.

Employee Stock Ownership Plan ("ESOP")

The Company accounts for its ESOP based on guidance from the American Institute of Certified Public Accountants ("AICPA") Statement of Position ("SOP") 96-3 "Employer's Accounting for Employee Stock Ownership Plans". Shares are released to participants proportionately as the loan is repaid. If the Company declares a dividend, the dividends on the allocated shares would be recorded as dividends and charged to retained earnings. Dividends declared on common stock held by the ESOP and not allocated to the account of a participant can be used to repay the loan. Allocation of shares to the ESOP participants is contingent upon the repayment of the loan to the Company.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Earnings Per Share

Basic earnings per share is calculated on the basis of net income divided by the weighted average number of shares outstanding. Diluted earnings per share includes dilutive potential shares as computed under the treasury stock method using average common stock prices. Diluted earnings per share is calculated on the basis of the weighted average number of shares outstanding plus the weighted average number of additional dilutive shares.

Reclassifications

Certain reclassifications have been made to the 2010 financial statement presentation to correspond to the current year's format. Total equity and net income are unchanged due to these reclassifications.

2. RECENT ACCOUNTING PRONOUNCEMENTS

Below is a discussion of recent accounting pronouncements. Recent pronouncements not discussed below were deemed to not be applicable to the Company.

ASU UPDATE FOR IMPROVING DISCLOSURES ABOUT FAIR VALUE MEASUREMENT

In January 2010, the Financial Accounting Standards Board (FASB) issued an Accounting Standard Codification Update (ASU) for improving disclosures about fair value measurements. This update requires companies to disclose, and provide the reasons for, all transfers of assets and liabilities between the Level 1 and 2 fair value categories. It also clarifies that companies should provide fair value measurement disclosures for classes of assets and liabilities which are subsets of line items within the balance sheet, if necessary. In addition, the update clarifies that companies provide disclosures about the fair value techniques and inputs for assets and liabilities classified within Level 2 or 3 categories. The disclosure requirements prescribed by this update are effective for fiscal years beginning after December 31, 2009, and for interim periods within those fiscal years, or March 31, 2010 for the Company. This update also requires companies to reconcile changes in Level 3 assets and liabilities by separately providing information about Level 3 purchases, sales, issuances and settlements on a gross basis. This provision of this update is effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years, or March 31, 2011 for the Company. The adoption of this update did not materially impact the Company's current fair value measurement disclosures.

ASU NO. 2010-20 DISCLOSURES ABOUT THE CREDIT QUALITY OF FINANCING RECEIVABLES AND THE ALLOWANCE FOR CREDIT LOSSES

In July 2010, the FASB issued ASU No. 2010-20, "Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses", which will require the Company to provide a greater level of disaggregated information about the credit quality of the Company's loans and leases and the allowance for loan and lease losses. This ASU will also require the Company to disclose additional information related to credit quality indicators, past due information, and information related to loans modified in a troubled debt restructuring. The provisions of this ASU are effective for the Company's reporting period ending December 31, 2010. As this ASU amends only the disclosure requirements for loans and leases and the allowance, the adoption will have no impact on the Company's statements of operation and condition.

3. RESTRICTIONS ON CASH AND DUE FROM BANKS

The Bank is required to maintain reserve funds in vault cash or on deposit with the Federal Reserve Bank. The Bank's vault cash satisfied the required reserve at March 31, 2011 and 2010.

4. INVESTMENT SECURITIES

Investment securities have been classified according to management's intent. The amortized cost of securities and their approximate fair values as of March 31, 2011 and 2010 are as follows:

	Held-to-Maturity March 31, 2011			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Federal Home Loan Bank Bonds	$ 4,746,159	$ 110	($ 162,712)	$ 4,583,557
Federal Farm Credit Bonds	1,000,133		(22,093)	978,040
Federal Home Loan Mortgage Corporation Bonds	999,137		(14,417)	984,720
Federal National Mortgage Association	2,000,000	2,915	(43,495)	1,959,420
Municipal Bond	144,320			144,320
	8,889,749	3,025	(242,717)	8,650,057
Mortgage-Backed Securities:				
Federal Home Loan Mortgage Corporation	2,027,616	71,849		2,099,465
Federal National Mortgage Association	4,358,582	138,772	(80)	4,497,274
Government National Mortgage Corporation	420,116	13,902	(5)	434,013
	6,806,314	224,523	(85)	7,030,752
Total	$ 15,696,063	$ 227,548	($ 242,802)	$ 15,680,809

4. INVESTMENT SECURITIES (Continued)

	Held-to-Maturity March 31, 2010			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Federal Home Loan Bank Bonds	$ 997,238	$ 5,417	$	$ 1,002,655
Federal Farm Credit Bonds	1,000,000	3,125	(1,250)	1,001,875
Federal Home Loan Mortgage Corporation Bonds	3,000,000	6,870	(3,510)	3,003,360
Federal National Mortgage Association	2,000,000	5,940	(465)	2,005,475
	6,997,238	21,352	(5,225)	7,013,365
Mortgage-Backed Securities:				
Federal Home Loan Mortgage Corporation	2,693,176	108,680		2,801,856
Federal National Mortgage Association	6,104,708	299,944	(116)	6,404,536
Government National Mortgage Corporation	564,476	22,800	(934)	586,342
	9,362,360	431,424	(1,050)	9,792,734
Total	$ 16,359,598	$ 452,776	($ 6,275)	$ 16,806,099

	Available-for-Sale March 31, 2011			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Mutual Fund Shares	$ 249,295	$	($ 1,233)	$ 248,062

	Available-for-Sale March 31, 2010			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Mutual Fund Shares	$ 255,699	$ 2,692	($ 228)	$ 258,163

4. INVESTMENT SECURITIES (Continued)

The following is a summary of maturities of securities held-to-maturity and available-for-sale as of March 31, 2011 and 2010.

	March 31, 2011			
	Held-to-maturity		Available-for-sale	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Amounts maturing in:				
One year or less	$ 2,020,308	$ 2,035,189	$	$
After one year through five years	1,880,356	1,898,902		
After five years through ten years	6,754,359	6,605,651		
After ten years	5,041,040	5,141,067		
Equity securities			249,295	248,062
	$ 15,696,063	$ 15,680,809	$ 249,295	$ 248,062

	March 31, 2010			
	Held-to-maturity		Available-for-sale	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Amounts maturing in:				
One year or less	$ 1,257,508	$ 1,279,463	$	$
After one year through five years	6,691,053	6,889,401		
After five years through ten years	4,008,761	4,023,142		
After ten years	4,402,276	4,614,093		
Equity securities			255,699	258,163
	$ 16,359,598	$ 16,806,099	$ 255,699	$ 258,163

The amortized cost and fair value of mortgage-backed securities are presented in the held-to-maturity category by contractual maturity in the preceding table. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations without call or prepayment penalties.

During 2010, the Bank sold securities available-for-sale for total proceeds of $106,358 resulting in gross realized gains of $15,053.

Information pertaining to securities with gross unrealized losses at March 31, 2011 and 2010, aggregated by investment category and length of time that individual securities have been in a continuous loss position, follows:

4. INVESTMENT SECURITIES (Continued)

	Less Than 12 Months		12 Months or Greater		Total	
March 31, 2011	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Value	Unrealized Losses
Federal Home Loan Bank Bonds	$ 4,582,352	($ 162,712)	$	$	$ 4,582,352	($ 162,712)
Federal Farm Credit Bonds	978,040	(22,093)			978,040	(22,093)
Federal Home Loan Mortgage Corporation	984,720	(14,417)			984,720	(14,417)
Federal National Mortgage Association	1,456,505	(43,495)			1,456,505	(43,495)
Municipal Bond						
	8,001,617	(242,717)			8,001,617	(242,717)
Mortgage-Backed Securities:						
Federal Home Loan Mortgage Corporation						
Federal National Mortgage Association	146,243	(80)			146,243	(80)
Government National Mortgage Association	580	(5)			580	(5)
	146,823	(85)			146,823	(85)
Mutual Fund Shares			247,637	(1,233)	247,637	(1,233)
Total	$ 8,148,440	($ 242,802)	$ 247,637	($ 1,233)	$ 8,396,077	($ 244,035)

	Less Than 12 Months		12 Months or Greater		Total	
March 31, 2010	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Value	Unrealized Losses
Federal Home Loan Bank Bonds	$	$	$	$	$	$
Federal Farm Credit Bonds	498,750	(1,250)			498,750	(1,250)
Federal Home Loan Mortgage Corporation	496,490	(3,510)			496,490	(3,510)
Federal National Mortgage Association	999,535	(465)			999,535	(465)
	1,994,775	(5,225)	-0-	-0-	1,994,775	(5,225)

4. INVESTMENT SECURITIES (Continued)

March 31, 2010	Less Than 12 Months Fair Value	Less Than 12 Months Gross Unrealized Losses	12 Months or Greater Fair Value	12 Months or Greater Gross Unrealized Losses	Total Value	Total Unrealized Losses
Mortgage-Backed Securities:						
Federal National Mortgage Association	15,850	(116)			15,850	(116)
Government National Mortgage Association			49,989	(934)	49,989	(934)
	15,850	(116)	49,989	(934)	65,839	(1,050)
Mutual Fund Shares			71,341	(228)	71,341	(228)
Total	$ 2,010,625	($ 5,341)	$ 121,330	($ 1,162)	$ 2,131,955	($ 6,503)

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Bank to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

At March 31, 2011, the twenty debt securities with unrealized losses have depreciated 3.0% from the Bank's amortized cost basis. These unrealized losses relate principally to current interest rates for similar types of securities. In analyzing an issuer's financial condition, management considers whether the securities are issued by the federal government, its agencies, or other governments, whether downgrades by bond rating agencies have occurred, and the results of reviews of the issuer's financial condition. As management has the ability to hold debt securities until maturity, or for the foreseeable future if classified as available-for-sale, no declines are deemed to be other-than-temporary.

The Bank has pledged FHLMC mortgage backed securities with a market value of approximately $28,000 and $337,000 at March 31, 2011 and 2010, respectively, to the New Jersey Commissioner of Banking and Insurance under the provisions of the Government Unit Deposit Protection Act that enables the Bank to act as a public depository.

5. LOANS

The Bank monitors and assesses the credit risk of its loan portfolio using the classes set forth below. These classes also represent the segments by which the Bank monitors the performance of its loan portfolio and estimates its allowance for loan losses.

Residential real estate loans consist of loans secured by one to four family residences located in the Bank's market area. The Bank has originated one to four family residential mortgage loans in amounts up to 80% of the lesser of the appraised value or selling price of the mortgaged property without requiring mortgage insurance. A mortgage loan originated by the Bank, for owner occupied property, whether fixed rate or adjustable rate, can have a term of up to 30 years. Non-owner occupied property, whether fixed rate or adjustable rate, can have a term of up to 30 years. Adjustable rate loan terms limit the periodic interest rate adjustment and the minimum and maximum rates that may be charged over the term of the loan based on the type of loan.

5. LOANS (Continued)

Commercial real estate loans are generally originated in amounts up to the lower of 80% of the appraised value or cost of the property and are secured by improved property such as multi-family dwelling units, office buildings, retail stores, warehouses, church buildings and other non-residential buildings, most of which are located in the Bank's market area. Commercial real estate loans are generally made with fixed interest rates which mature or reprice in 5 to 7 years with principal amortization of up to 25 years.

Commercial loans include short and long-term business loans and commercial lines of credit for the purposes of providing working capital, supporting accounts receivable, purchasing inventory and acquiring fixed assets. The loans generally are secured by these types of assets as collateral and /or by personal guarantees provided by principals of the borrowers.

Construction loans will be made only if there is a permanent mortgage commitment in place. Interest rates on commercial construction loans are typically in line with normal commercial mortgage loan rates, while interest rates on residential construction loans are slightly higher than normal residential mortgage loan rates. These loans usually are adjustable rate loans and generally have terms of up to one year.

Consumer loans include installment loans and home equity loans, secured by first or second mortgages on homes owned or being purchased by the loan applicant. Home equity term loans and credit lines are credit accommodations secured by either a first or second mortgage on the borrower's residential property. Interest rates charged on home equity term loans are generally fixed; interest on credit lines is usually a floating rate related to the prime rate. The Bank generally requires a loan to value ratio of less than or equal to 80% of the appraised value, including any outstanding prior mortgage balance.

Loans at March 31, 2011 and 2010 are summarized as follows:

	March 31,	
	2011	2010
Residential (one to four family) real estate	$ 62,875,152	$ 59,363,703
Multi-family and commercial real estate	21,866,570	23,998,000
Commercial	1,736,420	2,821,000
Home equity	17,346,601	20,272,944
Consumer	1,025,664	1,419,000
Construction	374,158	395,000
Total loans	105,224,565	108,269,647
Net deferred loan origination fees	(70,934)	(67,079)
Allowance for loan losses	(1,286,301)	(998,526)
	(1,357,235)	(1,065,605)
Loans, net	$ 103,867,330	$ 107,204,042

5. LOANS (Continued)

Under the authority issued to the Office of Thrift Supervision under the Home Owners Loan Act (HOLA) in 12 U.S.C. 1462 et seg. Subpart A, Section 560.93, the Bank is subject to a loans-to-one-borrower limitation of 15% of capital funds. At March 31, 2011, the loans-to-one-borrower limitation was $1.79 million; this excluded an additional 10% of adjusted capital funds or approximately $1.2 million, which may be loaned if collateralized by readily marketable securities. At March 31, 2011, there were no loans outstanding or committed to any one borrower, which individually or in the aggregate exceeded the Bank's loans-to-one-borrower limitations of 15% of capital funds.

A summary of the Bank's credit quality indicators is as follows:

Pass – A credit which is assigned a rating of Pass shall exhibit some or all of the following characteristics:

a. Loans that present an acceptable degree of risk associated with the financing being considered as measured against earnings and balance sheet trends, industry averages, etc. Actual and projected indicators and market conditions provide satisfactory evidence that the credit will perform as agreed.

b. Loans to borrowers that display acceptable financial conditions and operating results. Debt service capacity is demonstrated and future prospects are considered good.

c. Loans to borrowers where a comfort level is achieved by the strength of the cash flows from the business or project and the strength and quantity of the collateral or security position (i.e.; receivables, inventory and other readily marketable securities) as supported by a current valuation and/or the strong capabilities of a guarantor.

Special Mention – Loans on which the credit risk requires more than ordinary attention by the Loan Officer. This may be the result of some erosion in the borrower's financial condition, the economics of the industry, the capability of management, or changes in the original transaction. Loans which are currently sound yet exhibit potentially unacceptable credit risk or deteriorating long term prospects, will receive this classification. Loans which deviate from loan policy or regulations will not generally be classified in this category, but will be separately reported as an area of concern.

Classified – Classified loans include those considered by the Bank to be substandard, doubtful or loss.

An asset is considered "substandard" if it involves more than an acceptable level of risk due to a deteriorating financial condition, unfavorable history of the borrower, inadequate payment capacity, insufficient security or other negative factors within the industry, market or management. Substandard loans have clearly defined weaknesses which can jeopardize the timely payment of the loan.

Assets classified as "doubtful" exhibit all of the weaknesses defined under the substandard category but with enough risk to present a high probability of some principal loss on the loan, although not yet fully ascertainable in amount.

Assets classified as "loss" are those considered uncollectible or of little value, even though a collection effort may continue after the classification and potential charge-off.

Non-Performing Loans

Non-performing loans consist of non-accrual loans (loans on which the accrual of interest has ceased), loans over ninety days delinquent and still accruing interest, renegotiated loans and impaired loans. Loans are generally placed on non-accrual status if, in the opinion of management, collection is doubtful, or when principal or interest is past due 90 days or more, unless the collateral is considered sufficient to cover principal and interest and the loan is in the process of collection.

5. LOANS (Continued)

The following table represents loans by credit quality indicator at March 31, 2011:

	Pass	Special Mention Loans	Classified Loans	Non-Performing Loans	Total
Residential real estate	$ 61,096,650	$	$	$ 1,778,502	$ 62,875,152
Multi-family and commercial real estate	14,626,607	665,019	4,201,080	2,373,864	21,866,570
Commercial	1,294,682	360,796	34,471	46,471	1,736,420
Home equity	16,152,592			1,194,009	17,346,601
Consumer	1,014,946			10,718	1,025,664
Construction	374,158				374,158
	$ 94,559,635	$ 1,025,815	$4,235,551	$ 5,403,564	$ 105,224,565

The following table represents past-due loans as of March 31, 2011:

	30-89 Days Past Due and Still Accruing	90 Days or More Past Due and Still Accruing	Total Past Due and Still Accruing	Accruing Current Balances	Non-Accrual Balances	Total Loan Balances
Residential real estate	$ 873,156	$	$ 873,156	$ 60,223,494	$ 1,778,502	$ 62,875,152
Multi-family and commercial real estate	959,912		959,912	18,532,794	2,373,864	21,866,570
Commercial	320,098		320,098	1,369,851	46,471	1,736,420
Home equity	304,426		304,426	15,848,166	1,194,009	17,346,601
Consumer	20,386		20,386	994,560	10,718	1,025,664
Construction				374,158		374,158
Total Loans	$ 2,477,978	$	$ 2,477,978	$ 97,343,023	$ 5,403,564	$105,224,565
Percentage of Total Loans	2.35%	N/A%	2.35%	92.51%	5.14%	100.0%

Impaired loans are measured based on the present value of expected future discounted cash flows, the fair value of the loan or the fair value of the underlying collateral if the loan is collateral dependent. The recognition of interest income on impaired loans is the same for non-accrual loans discussed above. At March 31, 2011, the Bank had 23 loan relationships totaling $5,403,564 in non-accrual loans as compared to 24 relationships totaling $6,075,652 at March 31, 2010. At March 31, 2011, the Bank had 23 impaired loan relationships totaling $5,458,468 (included within the non-accrual loans discussed above) in which $2,881,997 in impaired loans had a related allowance for credit losses of $502,247 and $2,576,471 in impaired loans in which there is no related allowance for credit losses. The average balance of impaired loans totaled $5,444,577 for 2011 as compared to $7,649,947 for 2010, and interest income recorded on impaired loans during the year ended March 31, 2011 totaled $154,440 as compared to $228,255 for March 31, 2010.

5. LOANS (Continued)

The following table represents data on impaired loans at March 31, 2011 and 2010:

	March 31, 2011	March 31, 2010
Impaired loans for which a valuation allowance has been provided	$ 2,881,997	$ 1,071,533
Impaired loans for which no valuation allowance has been provided	2,576,471	6,487,581
Total loans determined to be impaired	$ 5,458,468	$ 7,559,114
Allowance for loans losses related to impaired loans	$ 502,247	$ 302,303
Average recorded investment in impaired loans	$ 5,444,577	$ 7,649,947
Cash basis interest income recognized on impaired loans	$ 154,440	$ 228,255

The following table presents impaired loans by portfolio class at March 31, 2011:

	Recorded Investment	Unpaid Principal Balance	Related Valuation Allowance	Average Annual Recorded Investment	Interest Income Recognized While On Impaired Status
Impaired loans with a valuation allowance:					
Residential real estate	$ 985,636	$ 937,455	$ 211,001	$ 972,411	$
Multi-family and commercial real estate	1,438,858	1,438,858	209,000	1,439,056	40,238
Commercial	46,471	46,471	46,471	41,471	1,554
Home equity	403,257	403,257	28,000	403,257	
Consumer	7,775	7,775	7,775	7,775	
Construction					
Subtotal	$ 2,881,997	$ 2,833,816	$ 502,247	$ 2,863,970	$ 41,792

5. LOANS (Continued)

	Recorded Investment	Unpaid Principal Balance	Related Valuation Allowance	Average Annual Recorded Investment	Interest Income Recognized While On Impaired Status
Impaired loans with no valuation allowance:					
Residential real estate	$ 847,770	$ 841,046	$	$ 849,738	$ 33,577
Multi-family and commercial real estate	935,007	935,007		935,702	51,262
Commercial					
Home equity	790,752	790,752		791,193	27,529
Consumer	2,942	2,942		3,974	280
Construction					
Subtotal	$ 2,576,471	$ 2,569,747	$	$ 2,580,607	$ 112,648
Total impaired loans:					
Residential real estate	$ 1,833,406	$ 1,778,501	$ 211,001	$ 1,822,149	$ 33,577
Multi-family and commercial real estate	2,373,865	2,373,865	209,000	2,374,758	91,500
Commercial	46,471	46,471	46,471	41,471	1,554
Home equity	1,194,009	1,194,009	28,000	1,194,450	27,529
Consumer	10,717	10,717	7,775	11,749	280
Construction					
Total	$ 5,458,468	$ 5,403,563	$ 502,247	$ 5,444,577	$ 154,440

5. LOANS (Continued)

	March 31,	
	2011	2010
Non-accrual loans:		
Residential real estate	2,973	2,053
Multi-family and commercial real estate	2,374	3,789
Commercial	46	225
Consumer	11	
Construction		
Total non-accrual loans	5,404	6,067
Impaired loans	2,438	3,792
Total non-performing loans	7,842	9,859
Real estate owned	771	413
Total non-performing assets	$ 8,613	$ 10,272
Non-performing loans as a percentage of loans	4.99%	5.60%
Non-performing assets as a percentage of loans and real estate owned	8.19%	9.49%
Non-performing assets as a percentage of total assets	6.33%	7.34%

During the year ended March 31, 2011, the Bank experienced a $663,000 net decrease in non-accrual loans. This change reflects the return of eight loan relationships consisting of nine loans totaling $2.4 million to an accruing basis, the transfer to real estate owned of two relationships consisting of two loans totaling $671,000 and by total charge offs of three loan relationships representing three loans in the amount of $82,000, partially offset by the downgrading of nine loan relationships to non-accrual status totaling $2.5 million during the year ended March 31, 2011. The downgraded loans consisted of seven relationships representing residential mortgage and home equity loans totaling $1.5 million, three commercial relationships representing three loans totaling $1 million and one consumer loan of $3,000.

The following table sets forth with respect to the Bank's allowance for losses on loans:

	March 31,	
	2011	2010
Balance at beginning of year	$ 998,526	$ 1,546,601
Provision:		
Commercial	20,901	(159,074)
Commercial real estate	(1,741)	886,975
Residential real estate	413,160	125,290
Consumer	7,780	286,809
Total Provision	$ 440,100	$ 1,140,000

5. LOANS (Continued)

	March 31,	
	2011	2010
Charge-Offs:		
Commercial	143,491	1,318,282
Residential real estate	30,914	
Consumer	31,601	419,322
Recoveries	(53,681)	(49,529)
Total Net Charge-Offs	152,325	1,688,075
Balance at end of year	$ 1,286,301	$ 998,526
Year-end loans outstanding	$ 105,224,565	$ 108,269,647
Average loans outstanding	$ 105,400,000	$ 107,341,000
Allowance as a percentage of year-end loans	1.22%	.92%
Net charge-offs as a percentage of average loans	0.15%	1.57%

Additional details for changes in the allowance for loan by loan portfolio as of March 31, 2011 are as follows:

Allowance for Loan Losses

	Commercial	Commercial Real Estate	Residential Real Estate	Consumer	Total
Balance, beginning of year	$ 100,584	$ 681,621	$ 125,290	$ 91,031	$ 998,526
Loan charge-offs	(51,063)	(92,429)	(30,914)	(31,601)	(206,007)
Recoveries		8,377		45,305	53,682
Provision for loan losses	20,901	(1,741)	413,160	7,780	440,100
Balance, end of year	$ 70,422	$ 595,828	$ 507,536	$ 112,515	$ 1,286,301

The Bank prepares an allowance for loan loss model on a quarterly basis to determine the adequacy of the allowance. Management considers a variety of factors when establishing the allowance, such as the impact of current economic conditions, diversification of the loan portfolio, delinquency statistics, results of independent loan review and related classifications. The Bank's historic loss rates and the loss rates of peer financial institutions are also considered. In evaluating the Bank's allowance for loan loss, the Bank maintains a loan committee consisting of senior management and the Board of Directors that monitors problem loans and formulates collection efforts and resolution plans for each borrower. On a monthly basis, the loan committee meets to review each problem loan and determine if there has been any change in collateral value due to changes in market conditions. Each quarter, when calculating the allowance for loan loss, the loan committee reviews an updated loan impairment analysis on each problem loan to determine if a specific provision for loan loss is warranted. Management reviews the most recent appraisal on each loan adjusted for holding and selling costs. In the event there is not a recent appraisal on file, the Bank will use the aged appraisal and apply a discount factor to the appraisal and then adjust the holding and selling costs from the discounted appraisal value. At March 31, 2011, the Bank maintained an allowance for loan loss ratio of 1.22% to year end loans outstanding. On a linked basis, non-performing assets have decreased by $1,619,000 over their stated levels at March 31, 2010 representing a non-performing asset to total asset ratio of 6.33% at March 31, 2011 as compared to a non-performing asset to total asset ratio of 7.34% at March 31, 2010.

5. LOANS (Continued)

The Bank's charge-off policy states that any asset classified loss shall be charged-off within thirty days of such classification unless the asset has already been eliminated from the books by collection or other appropriate entry. On a quarterly basis, the loan committee will review past due, classified, non-performing and other loans, as it deems appropriate, to determine the collectability of such loans. If the loan committee determines a loan to be uncollectable, the loan shall be charged to the allowance for loan loss. In addition, upon reviewing the collectability, the loan committee may determine a portion of the loan to be uncollectable; in which case that portion of the loan deemed uncollectable will be partially charged-off against the allowance for loan loss.

For the year ending March 31, 2011, the Bank experienced 6 charge-offs relating to 6 loan relationships totaling $62,515 and 4 partial charge-offs relating to 4 loan relationships totaling $143,491 as compared to charge-offs of 31 loans representing 30 relationships totaling $1,737,604 for the year ended March 31, 2010.

In the ordinary course of business, the Bank has and expects to continue to have transactions, including borrowings, with its officers and directors. In the opinion of management, transactions with directors were on substantially the same terms, including interest rates and collateral, as those prevailing at the time of comparable transactions with other persons and did not involve more than a normal risk of collectability or present any other unfavorable features to the Bank. Officers of the Company are entitled to 1% loan discount, under a Bank-wide employee discount program, from those prevailing at the time of comparable transactions with other persons and did not involve more than a normal risk of collectability or present any other unfavorable features to the Bank. Loans to such borrowers are summarized as follows:

	March 31,	
	2011	2010
Balance, beginning of year	$ 1,008,961	$ 891,150
Payments	(433,095)	(16,744)
Borrowings		134,555
Balance, end of year	$ 575,866	$ 1,008,961

6. LOAN SERVICING

Mortgage loans serviced for others are not included in the accompanying statement of financial condition. The unpaid principal balances of these loans at March 31, 2011 and 2010 are summarized as follows:

	March 31,	
	2011	2010
Mortgage Loan Servicing Portfolio:		
Mortgage Partnership Finance FHLB New York	$ 416,553	$ 425,947

7. ACCRUED INTEREST RECEIVABLE

Accrued interest receivable at March 31, 2011 and 2010 consists of the following:

	March 31, 2011	2010
Loans	$ 377,631	$ 406,445
Investment securities	65,867	62,826
Mortgage backed securities	15,026	23,411
	$ 458,524	$ 492,682

8. PREMISES AND EQUIPMENT

Premises and equipment at March 31, 2011 and 2010 consists of the following:

	March 31, 2011	2010
Land	$ 1,451,203	$ 1,451,203
Buildings	6,808,979	6,806,760
Furniture, fixtures and equipment	1,881,320	1,948,305
	10,141,502	10,206,268
Accumulated depreciation	(2,743,487)	(2,482,298)
	$ 7,398,015	$ 7,723,970

Depreciation expense amounted to $343,936 and $341,858 for the years ended March 31, 2011 and 2010, respectively.

9. FEDERAL HOME LOAN BANK STOCK

The Bank is a member of the Federal Home Loan Bank System. As a member, the Bank maintains an investment in the capita stock of the Federal Home Loan Bank of New York in an amount not less than 1% of its outstanding home loans or 1/20 of it outstanding notes payable, if any, to the Federal Home Loan Bank of New York, whichever is greater, as calculated December 31 of each year.

10. DEPOSITS

Deposit account balances at March 31, 2011 and 2010 are summarized as follows:

	March 31, 2011		
	Amount	Weighted Average Interest Rate	Percent of Portfolio
Non interest bearing accounts	$ 4,161,255		3.44
Interest bearing checking accounts	13,136,424	0.49%	10.87
Passbook savings accounts	15,572,055	0.40	12.89
Money Market accounts	23,824,162	0.82	19.71
Club accounts	153,621	0.40	0.13
	56,847,517		47.04

10. DEPOSITS (Continued)

	March 31, 2011		
	Amount	Weighted Average Interest Rate	Percent of Portfolio
Certificates of Deposits:			
0.10% to 0.99%	5,359,163	0.78	4.44
1.00% to 1.99%	34,758,404	1.39	28.76
2.00% to 2.99%	13,226,418	2.50	10.95
3.00% to 3.99%	10,645,784	3.72	8.81
4.00% to 4.99%	5,124	4.82	
	63,994,893		52.96
	$ 120,842,410		100.00%

	March 31, 2010		
	Amount	Weighted Average Interest Rate	Percent of Portfolio
Non interest bearing accounts	$ 3,940,884		3.10
Interest bearing checking accounts	9,922,308	0.84%	7.80
Passbook savings accounts	14,707,503	0.45	11.57
Money Market accounts	27,658,755	1.27	21.75
Club accounts	143,428	0.40	0.11
	56,372,878		44.33
Certificates of Deposits:			
1.00% to 1.99%	13,055,308	1.68	10.27
2.00% to 2.99%	35,128,582	2.33	27.63
3.00% to 3.99%	12,722,497	3.29	10.00
4.00% to 4.99%	9,884,317	4.11	7.77
	70,790,704		55.67
	$ 127,163,582		100.00%

The aggregate amount of time deposits including certificates of deposits with a minimum denomination of $100,000 or more was approximately $18,002,000 and $21,273,000 at March 31, 2011 and 2010, respectively.

Scheduled maturities of certificates of deposits at March 31, 2011 and 2010 are as follows:

	March 31,	
	2011	2010
2011	$	$ 47,899,059
2012	42,877,600	13,283,879
2013	11,984,042	5,231,818
2014	4,797,660	2,012,811
2015	2,249,478	2,363,137
2016 and thereafter	2,086,113	
	$ 63,994,893	$ 70,790,704

10. DEPOSITS (Continued)

The Bank held deposits from officers and directors of approximately $182,000 and $225,000 at March 31, 2011 and 2010, respectively. These transactions were on the same terms as those prevailing at the time of comparable transactions with other persons.

11. LINE OF CREDIT FROM ATLANTIC CENTRAL BANKERS BANK

The Bank maintains a line of credit with Atlantic Central Bankers Bank at a rate to be determined by the lender when funds are borrowed. At March 31, 2011 and 2010, the outstanding balance on the unsecured line of credit was $1,000,000 and $-0-, respectively. The interest rate at March 31, 2011 was 1.5%.

12. ADVANCES FROM FEDERAL HOME LOAN BANK

As of March 31, 2011, the Bank had a borrowing capacity in a combination of term advances and overnight borrowings of up to $7,759,090 at the FHLB of New York.

Advances from the Federal Home Loan Bank of New York are as follows:

Maturity Date	Interest Rate	March 31, 2011	March 31, 2010
April 7, 2011	0.34%	$ 1,100,000	$ -0-

Specific repos and other securities, with balances approximating $8,100,000 and $8,800,000 at March 31, 2011 and 2010, respectively, were pledged to the FHLB of New York as collateral.

13. INCOME TAXES

The Company is subject to federal income tax and New Jersey state income tax.

The Company and subsidiary file a consolidated federal income tax return. The Company's consolidated provision for income taxes for the years ended March 31, 2011 and 2010 consists of the following:

	Years Ended March 31,	
	2011	2010
Income Tax Expense (benefit)		
Current federal tax expense (benefit)		
Federal	$ 3,700	($ 13,500)
State	3,500	2,500
Deferred tax (benefit)		
Federal	224,500	(356,800)
State	57,383	(114,646)
	$ 289,083	($ 482,446)

13. INCOME TAXES (Continued)

Valuation Allowance

Since the year ending March 31, 2007, the Company reported significant cumulative losses and generated substantial net operating losses for federal and state income tax purposes. To date, the Company has been able to utilize a substantial portion of its federal net operating losses by carrying these losses back five years. The remaining unused federal net operating losses can be carried forward for a maximum of twenty years. Due to the extensive carryforward period, among other things, the Company concluded that it was more likely than not that the federal net operating loss carryforwards would eventually be realized.

The Company's state net operating losses for tax years ended December 31, 2007 and December 31, 2008 are limited to a carryforward period of seven years. Due to the limited carryforward period for these losses, among other things, the Company concluded in the past that it was more likely than not that these losses would not be utilized and therefore, the Company recorded a tax asset valuation allowance of $120,000 and $80,000 for the fiscal years ended March 31, 2008 and 2009, respectively.

For the year ended March 31, 2011, the Company determined that it is more likely than not that the Company will generate sufficient taxable income to realize our deferred tax assets, including the state net operating loss carryforwards. In addition, the state has extended the net operating loss carryforward period for losses sustained for tax years ending December 31, 2009 and beyond to a period of twenty years.

As a result of the above, the Company reversed its $200,000 deferred tax asset valuation allowance for the year ended March 31, 2010.

The consolidated provision for income taxes for the years ended March 31, 2011 and 2010 differs from that computed by applying federal statutory rates to income before federal income tax expense, as indicated in the following analysis:

	Years Ended March 31,	
	2011	2010
Expected federal tax provision (benefit) at 34% rate	$ 257,356	($ 101,760)
State income tax effect	33,861	(178,659)
Bank owned life insurance	(1,938)	(2,027)
Municipal bond interest	(196)	
Decrease in deferred tax asset valuation allowance		(200,000)
Income tax (benefit)	$ 289,083	($ 482,446)
Effective tax rate (benefit)	38.0%	(161.2%)

A summary of deferred tax assets and liabilities as of March 31, 2011 and 2010 are as follows:

	March 31,	
	2011	2010
Deferred tax assets:		
Accrued pension costs	$ 9,600	$ 4,700
Accrued post retirement medical plan	7,300	13,200
Accrued retirement plan	21,700	27,500
Allowance for loan losses	439,000	338,400
Directors' benefit plans	111,300	102,900
FASB 158 – unrecognized transition costs	31,400	31,400
Net operating loss carry forward	186,000	609,728
Unrealized losses on securities available-for-sale	500	
Non accrual interest	29,000	
Total deferred tax assets	$ 835,800	$ 1,127,828

13. INCOME TAXES (Continued)

	March 31, 2011	March 31, 2010
Deferred tax liabilities:		
Accumulated depreciation	($ 87,900)	($ 97,900)
Unrealized gains on securities available-for-sale		(900)
Total deferred tax liabilities	(87,900)	(98,800)
NET DEFERRED TAX ASSETS	$ 747,900	$ 1,029,028

The Company accounts for uncertainties in income taxes in accordance with Financial ASC Topic 740 "Accounting for Uncertainty in Income Taxes". ASC Topic 740 prescribes a threshold and measurement process for recognizing in the financial statements a tax position taken or expected to be taken in a tax return. ASC Topic 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company has determined that there are no significant uncertain tax positions requiring recognition in its financial statements.

In the event the Company is assessed for interest and/or penalties by taxing authorities, such assessed amounts will be classified in the financial statements as income tax expense. Tax years 2007 through 2010 remain subject to examination by Federal and New Jersey taxing authorities.

The Company believes that it is more likely than not that the deferred tax assets, net of a valuation allowance, will be realized through taxable earnings or alternative tax strategies. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which those temporary differences become deductible. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible; the Company believes the net deferred tax assets are more likely than not to be realized.

The Company has state net operating loss carry forwards of approximately $2,070,000 at March 31, 2011.

14. EMPLOYEE BENEFITS

Cash/Deferred Profit Sharing Plan

The Bank maintains a cash/deferred profit sharing plan covering all full time employees with one year of service and who are at least twenty-one years of age. Participants enter the Plan on the 1st of January or 1st of July subsequent to meeting the above requirements.

The Bank may contribute up to 10% of the annual compensation of each eligible employee. The Bank's contribution to the plan was $-0- for the years ended March 31, 2011 and 2010.

Retirement Incentive Plan

A retired officer of the Bank is covered by a Retirement Incentive Plan that pays him $1,416.67 per month for ten years from the date of retirement at age sixty-five.

To fund the above benefit, the Bank has purchased and is the sole beneficiary of a life insurance policy on the life of the officer. The cash surrender value of this policy was $141,703 and $136,004 as of March 31, 2011 and 2010, respectively, and is reflected on the consolidated statement of financial position as Bank-owned life insurance.

14. EMPLOYEE BENEFITS (Continued)

Delanco Bancorp, Inc. 2008 Equity Incentive Plan

On May 19, 2008, the Board of Directors adopted, and the stockholders approved on August 18, 2008, the Delanco Bancorp, Inc. 2008 Equity Incentive Plan.

The Board of Directors has reserved a total of 112,141 shares of common stock for issuance upon the grant or exercise of awards made pursuant to the 2008 Plan. All the Company's employees, officers, and directors are eligible to participate in the 2008 Plan. As of March 31, 2011, no awards have been made under the 2008 Plan.

15. BOARD OF DIRECTORS' RETIREMENT PLAN

The Bank established a Defined Benefit Retirement Plan for the Bank's Board of Directors on January 1, 2002. This plan provides a monthly retirement benefit equal to 4% of the board fees payable as of their retirement date, multiplied by their completed years of service, up to a maximum of 80% of the final fee amount. Directors must complete at least ten years of service in order to receive a retirement benefit under the plan. Director retirement benefits are payable in equal monthly installments during the director's lifetime, unless the director elects to receive a life annuity with the first 129 months guaranteed or a life annuity with either 50% or 100% (joint and survivor benefits) continuing for the spouse's lifetime after the Director dies. Under these other options, the retirement benefit is reduced to account for the value of the potential additional payments.

The estimated past service liability that will be amortized from accumulated other comprehensive income into net periodic pension costs over the next fiscal year is $15,192.

Net pension expense was $39,264 and $43,488 for years ended March 31, 2011 and 2010, respectively. The components of net pension cost are as follows:

	Years Ended March 31,	
	2011	2010
Service cost	$ 3,712	$ 7,780
Interest cost	20,208	20,516
Return on assets	152	
Net amortization and deferral	15,192	15,192
Net periodic pension cost	$ 39,264	$ 43,488

The following table presents a reconciliation of the funded status of the defined benefit pension plan at March 31, 2011 and 2010:

	March 31,	
	2011	2010
Accumulated benefit obligation	$ 345,897	$ 333,832
Projected benefit obligation	349,374	335,542
Fair value of plan assets	-0-	-0-
Unfunded projected benefit obligation	349,374	335,542

15. BOARD OF DIRECTORS' RETIREMENT PLAN (Continued)

The following table presents a reconciliation of benefit obligations and plan assets:

	March 31,	
	2011	2010
Change in Benefit Obligation		
Projected benefit obligation at beginning of year	$ 335,542	$ 276,395
Service cost	3,712	7,780
Interest cost	20,208	20,516
Actuarial (gain) loss	7,863	43,262
Benefits paid	(17,951)	(12,411)
Benefit obligation at end of year	$ 349,374	$ 335,542

	March 31,	
	2011	2010
Change in Plan Assets		
Fair value of Plan assets at beginning of year	$ -0-	$ -0-
Actual return on Plan assets	-0-	-0-
Employer contributions	17,951	12,411
Benefits paid	(17,951)	(12,411)
Fair value of Plan assets at end of year	$ -0-	$ -0-

Actuarial assumptions used in determining pension amounts are as follows:

	Years Ended March 31,	
	2011	2010
Discount rate for periodic pension cost	6.25%	7.50%
Discount rate for benefit obligation	6.00%	6.25%
Rate of increase in compensation levels and social security wage base	4.00%	4.00%
Expected long-term rate of return on plan assets	N/A	N/A

16. EMPLOYEE STOCK OWNERSHIP PLAN (ESOP)

In March 2007, the Company established an Employee Stock Ownership Plan ("ESOP") covering all eligible employees as defined by the ESOP. The ESOP is a tax-qualified plan, designed to invest in the Company's common stock, which provides employees with the opportunity to receive a funded retirement benefit based primarily on the value of the Company's common stock. The Company accounts for its ESOP in accordance with Statement of Position ("SOP") 93-6, "Employer's Accounting for Employee Stock Ownership Plans," issued by the Accounting Standards Division of the American Institute of Certified Public Accountants ("AICPA").

To purchase the Company's common stock, the ESOP borrowed $640,810 from the Company to purchase 64,081 shares of the Company's common stock in the Company's initial public offering. The ESOP loan is being repaid principally from the Bank's contributions to the ESOP over a period of up to 20 years. Dividends declared on common stock held by the ESOP and not allocated to the account of a participant can be used to repay the loan. Compensation expense is recognized in accordance with SOP 93-6. The number of shares released annually is based upon the ratio that the current principal and interest payment bears to the current and all remaining scheduled future principal and interest payments.

16. EMPLOYEE STOCK OWNERSHIP PLAN (ESOP) (Continued)

All shares that have not been released for allocation to participants are held in a suspense account by the ESOP for future allocation as the loan is repaid. Unallocated common stock purchased by the ESOP is recorded as a reduction of stockholders' equity at cost. As of March 31, 2011, the Company had allocated a total of 12,816 shares from the suspense account to participants. The Company recognized compensation expense related to the ESOP of $12,816 and $5,607 for the years ended March 31, 2011 and 2010, respectively.

17. EARNINGS PER SHARE

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share calculation for the years ended March 31, 2011 and 2010:

	2011	2010
Numerator:		
Net income	$ 467,847	$ 183,151
Denominator:		
Basic number of shares	1,583,460	1,580,256
Dilutive effect of options	-	-
Diluted number of shares	1,583,460	1,580,256
Earnings per share:		
Basic earnings per share	$ 0.30	$ 0.12
Diluted earnings per share	$ 0.30	$ 0.12

As of March 31, 2011, the Company did not have any outstanding stock options.

18. FAIR VALUES OF FINANCIAL INSTRUMENTS

ASC Topic No. 820, "Fair Value Measurements and Disclosures" establishes a framework for measuring fair value under U.S. generally accepted accounting principles, and expands disclosure requirements for fair value measurements. ASC Topic No. 820 does not require any new fair value measurements. The adoption of ASC Topic No. 820 did not have a material impact on the Company's consolidated financial statements.

ASC Topic No. 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as described below:

Level 1: Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2: Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable, either directly or indirectly. Level 2 inputs include quoted prices for similar assets, quoted prices in markets that are not considered to be active, and observable inputs other than quoted prices such as interest rates.

Level 3: Level 3 inputs are unobservable inputs.

The fair value of securities available for sale are determined by obtaining quoted prices on a nationally recognized securities exchange (Level 1 inputs) of matrix pricing, which is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted securities (Level 2 inputs).

A financial instrument's level within the fair value hierarchy is based upon the lowest level of any input significant to the fair value measurement.

18. FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

Assets and Liabilities Measured on a Recurring Basis

Assets and liabilities measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements at Reporting Date Using		
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
March 31, 2011			
Available-for-sale securities	$ 248,062	NONE	NONE
March 31, 2010			
Available-for-sale securities	$ 258,163	NONE	NONE

Assets and Liabilities Measured on a Non-Recurring Basis

Assets and liabilities measured at fair value on a non-recurring basis at March 31, 2011 and 2010 are as follows:

	Fair Value Measurements at Reporting Date Using		
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
March 31, 2011			
Impaired loans	$	$ 5,458,468	$
Real estate owned		770,639	
Total	$ NONE	$ 6,229,107	$ NONE
March 31, 2010			
Impaired loans	$	$ 7,559,115	$
Real estate owned		412,969	
Total	$ NONE	$ 7,972,084	$ NONE

The fair value of impaired loans and real estate owned with specific allocations of the allowance for loan losses is generally based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach.

18. FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

The following required disclosure of the estimated fair value of financial instruments has been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data to develop the estimates of fair value. Accordingly, the use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The methods and assumptions used to estimate the fair values of each class of financial instruments are as follows:

Cash and cash equivalents, accrued interest receivable, and accrued interest payable

The items are generally short-term in nature, and accordingly, the carrying amounts reported in the consolidated statements of financial condition are reasonable approximations of their fair values.

Investment securities

Fair values for investment securities are based on quoted market prices, if available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans

Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as residential mortgage, construction, land and consumer. Each loan category is further segmented into fixed and adjustable rate interest terms and by performing and nonperforming categories.

Fair value of performing loans is estimated by discounting cash flows using estimated market discount rates at which similar loans would be made to borrowers and reflect similar credit ratings and interest rate risk for the same remaining maturities.

Fair value for significant nonperforming loans is based on recent external appraisals of collateral securing such loans, adjusted for the timing of anticipated cash flows.

Real estate owned

The carrying amounts approximate the fair value.

Deposits

The fair value of deposits with no stated maturity, such as noninterest-bearing demand deposits, savings, and NOW and money market accounts, is equal to the amount payable on demand. The fair value of certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

Lines of Credit from Atlantic Central Bankers Bank and Advances from Federal Home Loan Bank

The carrying amounts approximate the fair value.

Accrued interest

The carrying amounts of accrued interest approximate the fair values.

Advanced payments by borrowers for taxes and insurance (escrows)

The carrying amounts of escrow accounts approximate fair value.

18. FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

Off-balance sheet instruments

Off-balance sheet instruments are primarily comprised of loan commitments and unfunded lines of credit which are generally priced at market rate at the time of funding. Therefore, these instruments have nominal value prior to funding.

As required by ASC Topic No. 825-10-65, the estimated fair value of financial instruments at March 31, 2011 and 2010 are as follows:

	March 31, 2011		March 31, 2010	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial Assets:				
Cash and cash equivalents	$ 5,662,629	$ 5,662,629	$ 4,883,669	$ 4,883,669
Investment securities	15,945,358	15,928,871	16,615,297	17,064,262
Loans - net	103,867,330	107,877,000	107,204,042	111,865,000
FHLB stock	274,700	274,700	206,700	206,700
Accrued interest receivable	458,524	458,524	492,682	492,682
Real estate owned	770,639	770,639	412,969	412,969
Total financial assets	$ 126,979,180	$ 130,972,363	$ 129,815,359	$ 134,925,282
Financial Liabilities:				
Deposits	120,842,410	122,053,000	127,163,582	128,742,000
Line of credit from ACBB	1,000,000	1,000,000		
Advances from FHLB	1,100,000	1,100,000		
Advance payments by borrowers for taxes and insurance	394,864	394,864	424,291	424,291
Accrued interest payable	22,658	22,658	45,580	45,580
Total financial liabilities	$ 123,359,932	$ 124,570,522	$ 127,633,453	$ 129,211,871

	March 31, 2011		March 31, 2010	
	Contract Value	Estimated Fair Value	Contract Value	Estimated Fair Value
Off-balance sheet instruments:				
Commitments to extend credit	$ 5,706,000	$ 5,706,000	$ 1,526,000	$ 1,526,000

19. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Bank has outstanding commitments and contingent liabilities, such as commitments to extend credit, which are not included in the accompanying consolidated financial statements. The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit is represented by the contractual or notional amount of those instruments. The Bank uses the same credit policies in making such commitments as it does for instruments that are included in the consolidated balance sheet.

19. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK (Continued)

Financial instruments whose contract amount represents credit risk were as follows:

Commitments to Extend Credit	March 31, 2011	March 31, 2010
Home equity line of credit	$ 4,407,000	$ 439,000
Commercial line of credit	1,298,000	1,086,000
Consumer line of credit	1,000	1,000
	$ 5,706,000	$ 1,526,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation. Collateral held varies but may include accounts receivable, inventory, property and equipment, and income-producing commercial properties.

20. COMMITMENTS AND CONTINGENT LIABILITIES

The Company is subject to claims and lawsuits which arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the consolidated financial position of the Company.

The Bank had outstanding commitment to originate loans as of March 31, 2011 as follows:

	March 31, 2011		
	Fixed-Rate	Variable-Rate	Total
First-mortgage	$ 2,303,000	$	$ 2,303,000

21. REGULATORY CAPITAL

The Bank is subject to various regulatory capital requirements administered by its primary federal regulator, the Office of Thrift Supervision (OTS). Failure to meet the minimum regulatory capital requirements can initiate certain mandatory, and possible additional discretionary actions by regulators, that if undertaken, could have a direct material effect on the Bank and the consolidated financial statements. Under the regulatory capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines involving quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification under the prompt corrective action guidelines are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of: total risk-based capital and Tier I capital to risk-weighted assets (as defined in the regulations), Tier I capital to adjusted total assets (as defined), and tangible capital to adjusted total assets (as defined). Management believes that, as of March 31, 2011, the Bank met all capital adequacy requirements to which it was subject.

21. REGULATORY CAPITAL (Continued)

As of March 31, 2011, the most recent notification from the OTS, the Bank was categorized as "well capitalized" under the regulatory framework for prompt corrective action. To remain categorized as adequately capitalized, the Bank would have to maintain minimum total risk-based, Tier I risk-based, Tier I leverage and Tangible Capital to adjusted total assets ratios as disclosed in the table below. There are no conditions or events since the most recent notification that management believes have changed the Bank's prompt corrective action category.

The Bank's actual and required capital amounts and ratios as of March 31, 2011 and 2010 are as follows:

	Actual		For Capital Adequacy Purposes and to Be Adequately Capitalized Under the Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio
As of March 31, 2011:				
Total Risk-Based Capital (to Risk-Weighted Assets)	$ 12,579,000	14.52%	≥$ 6,932,240	≥ 8.0%
Tier I Capital (to Risk-Weighted Assets)	11,795,000	13.61%	≥ 3,466,120	≥ 4.0%
Tier I Capital (to Adjusted Total Assets)	11,795,000	8.67%	≥ 5,443,720	≥ 4.0%
Tangible Capital (to Adjusted Total Assets)	11,795,000	8.67%	≥ 2,041,395	≥ 1.5%

	Actual		For Capital Adequacy Purposes and to Be Adequately Capitalized Under the Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio
As of March 31, 2010:				
Total Risk-Based Capital (to Risk-Weighted Assets)	$ 11,501,000	12.62%	≥$ 7,293,400	≥ 8.0%
Tier I Capital (to Risk-Weighted Assets)	10,804,000	11.85%	≥ 3,646,700	≥ 4.0%
Tier I Capital (to Adjusted Total Assets)	10,804,000	7.76%	≥ 5,569,600	≥ 4.0%
Tangible Capital (to Adjusted Total Assets)	10,804,000	7.76%	≥ 2,088,600	≥ 1.5%

Federal regulations place certain restrictions on dividends paid by the Bank to the Company. The total amount of dividends that may be paid at any date is generally limited to the earnings of the Bank year to date plus retained earnings for the prior two fiscal years, net of any prior capital distributions. In addition, dividends paid by the Bank to the Company would be prohibited if the distribution would cause the Bank's capital to be reduced below the applicable minimum capital requirements.

22. CEASE AND DESIST ORDER

On March 17, 2010, the Bank entered into a Stipulation and Consent to the Issuance of Order to Cease and Desist with the Office of Thrift Supervision (the "OTS"), whereby the Bank consented to the issuance of an Order to Cease and Desist (the "Order") promulgated by the OTS, without admitting or denying that grounds exist for the OTS to initiate an administrative proceeding against the Bank.

The Order requires the Bank to take the following actions:

- maintain (i) a tier 1 (core) capital to adjusted total assets ratio of at least 6.0% and (ii) a total risk-based capital to risk-weighted assets ratio of at least 10.0% after the funding of an adequate allowance for loan and lease losses;

- if the Bank fails to meet these capital ratio requirements at any time, within 15 days thereafter prepare a written contingency plan detailing actions to be taken, with specific time frames, providing for (i) a merger with another federally insured depository institution or holding company thereof, or (ii) voluntary liquidation;

- prepare a problem asset plan that will include strategies, targets and timeframes to reduce the Bank's level of criticized assets and nonperforming loans;

- within 30 days after the end of each quarter, beginning with the quarter ending June 30, 2010, prepare a quarterly written status report that will include the requirements contained in the Order;

- prepare an updated business plan that will include the requirements contained in the Order and that also will include strategies to restructure the Bank's operations, strengthen and improve the Bank's earnings, reduce expenses and achieve positive core income and consistent profitability;

- restrict quarterly asset growth to an amount not to exceed net interest credited on deposit liabilities for the prior quarter without the prior non-objection of the OTS;

- refrain from making, investing in or purchasing any new commercial loans without the prior non-objection of the OTS (the Bank may refinance, extend or otherwise modify any existing commercial loans, so long as no new loan proceeds are advanced as part of the transaction);

- cease to accept, renew or roll over any brokered deposit or act as a deposit broker, without the prior written waiver of the Federal Deposit Insurance Corporation;

- not make any severance or indemnification payments without complying with regulatory requirements regarding such payments; and

- comply with prior regulatory notification requirements for any changes in directors or senior executive officers.

The Order, which replaces the Supervisory Agreement previously entered into between the Bank and the OTS, will remain in effect until terminated, modified, or suspended in writing by the OTS.